Exhibit 99.2

2018

Management

Information

Circular

Notice of 2018

Annual and

Special Meeting

Important Meeting Information
Date	Ú May 11, 2018
Time	Ú 10:30a.m. (Vancouver Time)
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Business of the Meeting

Below is a summary of the matters to be acted upon at the 2018 Annual and Special Meeting of shareholders of Wheaton Precious Metals Corp. (“we”, “us”, “our”, the “Company” or “Wheaton”). This summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting.

Ordinary Matters

1 Wheaton’s Financial Statements

Wheaton will place before the Meeting its consolidated financial statements for the year ended December 31, 2017. These financial statements have been mailed to shareholders who requested a copy and are available on Wheaton’s website at www.wheatonpm.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 Election of Directors	Board Recommendation: VOTE FOR EACH NOMINEE

Shareholders will be asked to elect 9 members to the Board of Directors. Please refer to the section entitled “Election of Directors” on page 13 for director biographies and details on the election process.

3 Appointment of Auditors	Board Recommendation: VOTE FOR

Shareholders will be asked to approve the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Wheaton and to fix their remuneration. Please refer to the section entitled “Appointment of Auditors” on page 83 for details on fees billed by the auditors.

Special Matters

4 Say on Pay Advisory Vote	Board Recommendation: VOTE FOR

Shareholders will be asked to approve a non-binding advisory resolution on the Company’s approach to executive compensation. Please refer to the section entitled “Executive Compensation” on page 42 and “Special Matters — Say on Pay Advisory Vote” on page 84 for details on Wheaton’s executive compensation and the say on pay advisory vote.

i

Our Year in Review — 2017

To assist you in reviewing the proposals to be voted upon at the 2018 Annual and Special Meeting of shareholders of Wheaton, this section provides highlights on Wheaton’s performance, compensation and governance matters. However, this summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting.

Achievements During 2017 — Continued Successes (1)

Wheaton continues to be the largest pure precious metal streaming company in the world. During 2017, Wheaton had some significant achievements, including:

Key Executive Compensation Results

Overall executive total compensation was stable for 2017 when compared to 2016. Key executive compensation results were:

Base salaries increased by 5% for 2017 after being held at 2014 levels for 2015 and 2016
78% of CEO compensation was at risk during 2017
Net realizable pay remained stable and significantly below total compensation for 2017
Value of long-term compensation awards paid to CEO remained stable in 2017 compared to 2015 and 2016
Annual performance based cash incentive for CEO decreased compared to 2016, reflecting corporate performance for 2017
Resulting total compensation paid to CEO in 2017 relatively stable compared to 2016

(1)                                 Shareholders are directed to the full disclosure on financial results contained in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2017.

2017 Compensation At A Glance

Wheaton’s compensation practices have been adopted with the goals of attracting, retaining and motivating key talent, as well as aligning the interests of management with the interests Wheaton’s shareholders. Wheaton believes that these compensation practices continue to produce strong performance for Wheaton.

At the 2016 and 2017 annual and special meetings, Wheaton received 90% or more support for Say on Pay advisory votes.

Benchmarking to Well-Selected Comparator Group – the Human Resources Committee selects a comparator group based on objective criteria to benchmark Wheaton’s compensation	è	Page 49

Balanced Approach to Compensation – Wheaton believes in a balanced compensation approach, with base salary, bonus and long-term compensation representing 22%, 26% and 52% respectively of total compensation for the CEO in 2017

	è	Page 47

Annual Bonus Tied to Performance – Wheaton has significant performance objectives and a payout depending on the achievement of those objectives	è	Page 53

Pay for Performance Alignment – Wheaton has strong alignment between shareholder return and total pay	è	Page 66

Significant Proportion of Long-Term Compensation – compensation paid to executive officers is designed to reward success in achieving sustained, long-term profitability through the grant of equity awards vesting over multi-year periods

	è	Page 59

Executive Share Ownership – senior officers of Wheaton are required to hold common shares equal in value to three times base salary for the CEO and two times base salary for all other senior officers	è	Page 63

Caps on Compensation – Wheaton has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%	è	Page 53/61

Risk Management – the Audit Committee and Human Resources Committee identify, review and assess risks specifically associated with compensation policies and practices	è	Page 65

Independent Advice – a third party compensation consultant provides advice to the Human Resources Committee on the competitiveness and appropriateness of compensation programs for the executive officers

	è	Page 46

Human Resources Committee Discretion – determining whether to award an annual performance bonus is at the Human Resources Committee’s sole discretion	è	Page 53

Anti-Hedging Policy – Wheaton prohibits all officers, directors and Vice-Presidents from entering into hedging transactions with Wheaton common shares	è	Page 65

Employment Agreements – Wheaton has entered into employment agreements with all senior officers	è	Page 74

Double Trigger on Severance Payments – severance payments to senior officers are not triggered unless there is both a change of control of Wheaton and the termination or effective termination of the officer

	è	Page 74

Modest Benefits – executive officers generally received perquisites that in the aggregate were no greater than C$50,000	è	Page 63

2017 Corporate Governance At A Glance

Wheaton recognizes the importance of corporate governance practices for the effective management of the Company. Details on Wheaton corporate governance practices can be found throughout this circular.

Independence of the Board – almost 90% of Wheaton directors and 100% of committee members are independent	è	Page 14

Independent Chair – the Chair of the Board of Wheaton is Mr. Holtby, an independent director, and the role of Chair and CEO are separate	è	Page 26

In Camera Meetings of the Board – at all Board meetings, independent directors meet without management to allow for more open discussions	è	Page 26

Overboarding – Board members are not allowed to sit on four or more public company boards without the approval of the Board	è	Page 27

Limits on Interlocking – no two Wheaton directors may sit together on two or more public company boards without the approval of the Board	è	Page 27

Majority Voting Policy – the Board has adopted a policy that any director who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation to the Board	è	Page 13

Terms of Reference – Wheaton has adopted detailed and comprehensive terms of reference for the Board	è	Page 28

Diversity on the Board and at Wheaton – our Board has two female directors and 14% of Vice Presidents are women. Wheaton gives consideration to women nominees as part of the board selection process and diversity in all aspects of employment

	è	Page 28

Risk Management – the Board ensures management identifies the principal risks of the business	è	Page 29

Continuing Education – new directors are provided with orientation and education when they join the Board. The Company facilitates ongoing education for all directors	è	Page 30

Code of Business Conducts and Ethics – the Board has adopted and the Governance and Nominating Committee monitors compliance with the Code of Business Conduct and Ethics	è	Page 30

Whistleblower Policy – Wheaton has adopted a Whistleblower Policy which allows for confidential and anonymous reporting of concerns by employees in respect of financial disclosure or controls	è	Page 31

Regular Assessments – the Board is committed to regular assessments of its effectiveness	è	Page 34

Strong Share Ownership Requirements – all non-executive directors are required to hold common shares with a value equal to three times the amount of the annual retainer paid to them	è	Page 34

Table of Contents

BUSINESS OF THE MEETING	1

OUR YEAR IN REVIEW – 2017	2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	3

PROXY SUMMARY INFORMATION	4

COMMONLY ASKED QUESTIONS AND ANSWERS - VOTING AND PROXIES	5

GENERAL PROXY INFORMATION	9

ELECTION OF DIRECTORS	13

CORPORATE GOVERNANCE PRACTICES	25

OUR YEAR IN REVIEW	25
BOARD OF DIRECTORS	26
BOARD MANDATE	28
DIVERSITY AND REPRESENTATION OF WOMEN	28
ENVIRONMENT, SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY	29
RISK MANAGEMENT	29
POSITION DESCRIPTIONS	30
ORIENTATION AND CONTINUING EDUCATION	30
CODE OF BUSINESS CONDUCT AND ETHICS	30
NOMINATION OF DIRECTORS	31
COMPENSATION	32
COMMITTEES OF THE BOARD	32
BOARD ASSESSMENTS	34
DIRECTOR SHARE OWNERSHIP REQUIREMENTS	34

DIRECTOR COMPENSATION	36

DIRECTOR COMPENSATION SUMMARY	37
INCENTIVE PLAN AWARDS	39
RETIREMENT POLICY FOR DIRECTORS	41
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	41
COMPENSATION DISCUSSION AND ANALYSIS	42

EXECUTIVE COMPENSATION	42

COMPENSATION DISCUSSION AND ANALYSIS	42
PERFORMANCE GRAPH	67
NET REALIZABLE PAY	68
SUMMARY COMPENSATION TABLE	70
INCENTIVE PLAN AWARDS	72
TERMINATION AND CHANGE OF CONTROL BENEFITS	74

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	77

EQUITY COMPENSATION PLANS	77
SHARE OPTION PLAN	77
PERFORMANCE SHARE UNIT PLAN	79
RESTRICTED SHARE PLAN	80

OTHER INFORMATION	82

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	82
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	82
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	82

APPOINTMENT OF AUDITORS	83

SPECIAL MATTERS	84

SAY ON PAY ADVISORY VOTE	84

SHAREHOLDER ENGAGEMENT & CONTACTING BOARD OF DIRECTORS	85

SHAREHOLDER ENGAGEMENT & CONTACTING THE BOARD OF DIRECTORS	85

ADDITIONAL INFORMATION	86

ADDITIONAL INFORMATION	86
DIRECTORS’ APPROVAL	86

SCHEDULE “A” - CHARTER OF THE BOARD OF DIRECTORS	87

SCHEDULE “B” – CAUTIONARY NOTES	90

Notice of 2018 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	Ú May 11, 2018
Time	Ú 10:30a.m. (Vancouver Time)
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•      To receive the audited consolidated financial statements for the year ended December 31, 2017 and the report of the auditors thereon;

•      To elect the nine director nominees;

•      To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2017 and to authorize the directors to fix the auditors’ remuneration; and

•      To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Your vote as a shareholder is important. Wheaton’s board of directors has by resolution fixed the close of business on March 15, 2018 as the record date. You can vote in person or by proxy. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com.

Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

If you are a registered shareholder who is unable to attend the Meeting in person, please complete and return the enclosed form of proxy by 10:30 a.m. (Vancouver time) on May 9, 2018. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2018

Proxy Summary Information

Shareholders of record as of March 15, 2018 may cast their votes in any of the following ways:

Voting for Registered Shareholders

Internet	Fax	Email	Mail	In Person

Vote at www.astvotemyproxy.com. You will need the 13-digit control number located on the proxy.	1-866-781-3111 (within North America) 1-416-368-2502 (outside North America)	Send to proxyvote@astfinancial.com	Return your completed and signed proxy card using the return envelope that was provided to you.	If you plan to attend the meeting, you will need to bring a picture ID and your proxy form.

Voting for Non-Registered Shareholders

Internet	Phone	Fax	Mail	QR Code	In Person

Vote at www.proxyvote.com. You will need the 16 digit number included in your voting instruction form.	Call the telephone number provided on your voting instruction form. You will need the 16 digit number included in your voting instruction form.	1-905-507-7793 (within Canada only)	Return your completed and signed voting instruction form using the return envelope that was provided to you.	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	See “Voting by Non-Registered Shareholders” on page 10.

Commonly Asked Questions and Answers — Voting and Proxies

Q.            Who is soliciting my proxy?

A.            The management of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is soliciting your proxy in connection with its Annual and Special Meeting of shareholders (the “Meeting”).  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

Q.            Who is entitled to vote?

A.            You are entitled to vote if you were a holder of common shares of Wheaton as of the close of business on March 15, 2018.  Each common share is entitled to one vote.

Q.            When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 9, 2018, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q.            How many votes are required to pass a matter on the agenda?

A.            A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.            How do I vote if my shares are registered in my name?

A.            If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by email to proxyvote@astfinancial.com, by mail in the prepaid envelope provided, by fax to the number indicated on the form or by the internet as directed below under the question “Where do I send my completed proxy if I am a registered shareholder?”.

If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the Meeting, AST Trust Company (Canada) (“AST Trust Company”). Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

Q.            If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.            If your shares are not registered in your name, but are held in the name of a nominee that holds your securities on your behalf (usually a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including either a form of proxy or a voting instruction form.  Carefully follow the instructions accompanying the proxy or voting instruction form.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. You should present yourself to a representative of AST Trust Company upon arrival at the Meeting and bring a picture ID and follow instructions on your proxy card/voting instruction form.

Q.            What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.            As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your nominee by the deadline provided in the materials you receive from your nominee. If you do not provide voting instructions to your nominee, your shares may not be voted in accordance with your wishes.

Q.            Should I sign the form of proxy enclosed with the Notice of Meeting?

A.            If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.            What if my shares are registered in more than one name or in the name of a company?

A.            If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact AST Trust Company prior to submitting your form of proxy.

Q.            Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.            Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of AST Trust Company.

Q.            Where do I send my completed proxy if I am a registered shareholder?

A.            You should send your completed proxy to:

by mail to:	by fax to:
AST Trust Company (Canada)	toll free within North America:	1-866-781-3111
Proxy Dept., P.O. Box 721	outside North America:	416-368-2502
Agincourt, Ontario M1S 0A1

by internet to: www.astvotemyproxy.com	by email to: proxyvote@astfinancial.com

Q.            Where do I send my completed proxy if I am a non-registered shareholder?

A.            You should send your completed proxy using the methods set out on your voting instruction form or business reply envelope.

Q.            Can I change my mind once I send my proxy?

A.            If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

1.     completing and signing another form of proxy bearing a later date, and delivering it to AST Trust Company; or

2.     delivering a written statement, signed by you or your authorized attorney to:

(a)   the registered office of Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention:  Mark T. Bennett, at any time up to and including May 9, 2018 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b)   the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.            What if amendments are made to these matters or if other matters are brought before the Meeting?

A.            If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Wheaton, and to other matters which may properly come before the Meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.    What if I am a registered shareholder and do not submit a proxy?

A.            As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting (excluding Saturdays, Sundays and holidays) or you do not attend and vote at the Meeting, your shares will not be voted on any matter that comes before the Meeting.

Q.            Who counts the votes?

A.            A scrutineer, employed by the Company’s registrar and transfer agent, AST Trust Company, will act as scrutineer and will count the votes and report the results to the Company.

Q.            What is an advisory vote on Say on Pay?

A.            “Say on Pay” is a non-binding advisory resolution to accept the Company’s approach to executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company.

The advisory vote is non-binding on the Company and it remains the duty of the Board of Directors to develop and implement appropriate executive compensation policies for the Company. In the event that a significant number of shareholders oppose the resolution, the Board of Directors will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board of Directors will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board of Directors (or why no changes will be made). See “Special Matters — Say On Pay Advisory Vote” on page 84.

Q.            If I need to contact AST Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.            You can contact the Company’s registrar and transfer agent:

by mail at:	by telephone at:
AST Trust Company (Canada)	toll free within North America:	1-800-387-0825
P.O. Box 700, Station B	outside North America:	416-682-3860
Montreal, Quebec H3B 3K3

by fax at: 1-888-249-6189	by email at: inquiries@astfinancial.com

by internet at: www.astfinancial.com/ca-en

Q.            How do I give feedback on the Company’s executive compensation program, its governance practices or other aspects of this management information circular?

A.            We value shareholder, employee and other interested party opinions, concerns and other feedback and invite you to communicate directly with the Board of Directors, the Human Resources Committee or the Governance and Nominating Committee, as appropriate.  Contact information is provided under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 85.

General Proxy Information

Solicitation of Proxies

This management information circular is furnished to the holders (the “shareholders”) of common shares (the “Common Shares”) in connection with the solicitation of proxies by the management of Wheaton Precious Metals Corp. (“we”, “our”, “us”, “Wheaton” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 15, 2018 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 9, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting (the “Proxy Deposit Date”). Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 21, 2018.  All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7971, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 9, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The Common Shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario  M5H 3C2; Attention:  Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the proxy.  However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the Common Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, including the election of directors and items set out under “Special Matters” on page 84.  Thus, such Common Shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors or other non-routine matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company is required to distribute copies of this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A). In accordance with National Instrument 54-101, the Company has elected to deliver this management information circular to shareholders by (i) distributing a notification of meeting along with the form of proxy to the clearing agencies and Intermediaries (the “Mailed Materials”) for distribution to Non-Registered Shareholders; and (ii) posting this management information circular on the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/). See “Notice and Access” on page 11 for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials distributed by the Company to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Mailed Materials will either:

(a)         be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(b)         be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o AST Trust Company (Canada), Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Notice and Access

Under Canadian securities laws, reporting issuers are permitted to advise their shareholders of the availability of proxy-related materials, including this management information circular on an easily-accessible website, rather than mailing physical copies pursuant to the “Notice and Access” rules.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and the Company’s carbon footprint and the Company’s printing costs.  The Company has therefore decided to deliver this management information circular to shareholders by posting it on its website (www.wheatonpm.com/Investors/annual-general-meeting/). This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this management information circular in advance of the Meeting.

Shareholders who wish to receive paper copies of the management information circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive this management information circular in advance of the proxy deposit date and Meeting. This management information circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of this management information circular.

Voting Securities and Principal Holders Thereof

As of March 21, 2018, 442,724,309 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 15, 2018. In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, based upon publicly available information as of March 21, 2018, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Election of Directors

The Company’s Articles of Continuance and rules and laws applicable to the Company provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the nine persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual and special meeting of the Company’s shareholders held on May 10, 2017, other than Ms. Marilyn Schonberner who was appointed by the Board effective February 26, 2018.

Advance Notice By-law

On May 9, 2014, shareholders approved By-law No. 3 Advance Notice of Nominations of Directors (the “Advance Notice Policy”). Under the Advance Notice Policy, a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. An adjournment or postponement of a meeting of shareholders does not commence a new time period for the giving of a shareholder’s nomination under the Advance Notice Policy. The Advance Notice Policy also sets forth the information that a shareholder must include in the notice to the Company. Please see the Advance Notice Policy which is available on the Company’s website under the Corporate Governance heading for full details. No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Policy, and as such the only nominations for directors at the Meeting are the Nominees.

Majority Voting Policy

The Board has adopted a policy which requires that any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board, and the Company will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Director Biographies

Biographies for each Nominee to the Company’s Board are set out below. These biographies include an assessment of the areas of expertise of each of the Nominees. Full descriptions of these areas of expertise are included under “Director Qualifications and Experience” on page 23.

George L. Brack Age: 56 Director Since: November 24, 2009 (8 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees (1) • Governance & Nominating Committee, Chair • Human Resources Committee	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Brack serves as the non-Executive Chair of Capstone Mining Corp. and as a director of Alio Gold Inc. and Geologix Explorations Inc.  In addition to his current board roles, during the past 17 years, Mr. Brack served as a director on the boards of directors of Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp.  He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold).  Mr. Brack’s 33 year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital.  Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital.  Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business.  Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy, and worked on the corporate development team at Rio Algom.  Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

Public Directorships	Public Committee Appointments

• Capstone Mining Corp. (since 2009)	• Human Resources and Compensation Committee • Corporate Governance and Nominating Committee

• Geologix Explorations Inc. (since 2009)	• Audit Committee • Nominating and Corporate Governance Committee • Compensation Committee

• Alio Gold Inc. (since 2014)	• Nominating and Corporate Governance Committee • Compensation Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (1)(3)(4)

• Votes For: 231,917,476 (98.5%) • Votes Withheld: 3,409,778 (1.5%)	• Board: 7 out of 7 (100%) • Audit: 2 out of 2 (100%) • Human Resources: 2 out of 2 (100%) • Governance & Nominating: 2 out of 2 (100%)

2017 Continuing Education

• National Association of Corporate Directors (“NACD”), Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)	• Salobo Mine Site Visit, February 2017, Carájas, Brazil • NACD, 2017 Master Class, December 7-8, 2017, Miami, Florida

John A. Brough Age: 71 Director Since: October 15, 2004 (13 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Audit Committee, Chair • Governance & Nominating Committee	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Compensation	• Investment banking/M&A • Financial literacy • Governance/Board

Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry.  He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

Public Directorships (5)	Public Committee Appointments

• Canadian Real Estate Investment Trust (since 2008)	• Audit Committee • Investment Committee

• First National Financial Corporation (since 2006)	• Audit Committee

• Kinross Gold Corporation (since 1994)	• Audit and Risk Committee • Human Resources and Compensation Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)

• Votes For: 228,048,029 (96.9%) • Votes Withheld: 7,279,225 (3.1%)	• Board: 7 out of 7 (100%) • Audit: 4 out of 4 (100%) • Governance & Nominating: 3 out of 3 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)

• Salobo Mine Site Visit, February 2017, Carájas, Brazil

• Price Waterhouse, Rules vs Principles, June 5, 2017, Toronto, Ontario

• Ernst & Young (“E&Y”), U.S. Public Policy/Robotics /Stakeholder Engagement Roundtable, June 7, 2017, Toronto, Ontario

• KPMG, Financial Reporting Update, September 27, 2017, Toronto, Ontario

•  E&Y, Mining Seminar, September 28, 2017, Toronto, Ontario

• Willis Towers Watson, Trends in Executive Compensation and Governance, November 2, 2017, Toronto, Ontario

• Deloitte, Directors Series — The Post Truth Era, November 16, 2017, Toronto, Ontario

• CPA Conference for Audit Committees, November 30 — December 1, 2017, Toronto, Ontario

R. Peter Gillin Age: 69 Director Since: October 15, 2004 (13 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Audit Committee • Human Resources Committee, Chair	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Gillin is a corporate director serving on the Boards of several public companies. Mr. Gillin has been a director of Turquoise Hill Resources Ltd. since May 2012 and was appointed Chairman in January 2017. He also has served as a director of Sherritt International Corporation since January 2010 (lead director since June 2017) and director of Dundee Precious Metals Inc. since December 2009 (lead director since May 2013). Mr. Gillin has been a director of TD Mutual Funds Corporate Class Ltd. since 2010 and since 2004 has been a member of the Independent Review Committee of TD Asset Management Inc. From December 2005 to September 2012, was a director of Trillium Health Care Products Inc. (a private company).  From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. and until 2009 was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company.  Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Until 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• Dundee Precious Metals Inc. (since 2009) (Lead Director)	• Human Resources Committee (Chair)
• Sherritt International Corporation (since 2010) (Lead Director)	• Environmental Health and Safety Committee • Nominating and Corporate Governance Committee

• TD Mutual Funds Corporate Class Ltd. (since 2010)	• Audit Committee • Governance Committee (Chair)

• Turquoise Hill Resources Ltd. (since 2012) (Chair)	• None

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)

• Votes For: 230,546,802 (98%) • Votes Withheld: 4,780,452 (2%)	• Board: 7 out of 7 (100%) • Audit: 4 out of 4 (100%) • Human Resources: 2 out of 2 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)

• Salobo Mine Site Visit, February 2017, Carájas, Brazil

• KPMG, Digital Transformation in Mining, March 7, 2017, Toronto, Ontario

• KPMG, Mining Audit Committee Roundtable, June 21, 2017, Toronto, Ontario

• Hugessen, Executive Pay Trends and Issues, June 15, 2017, Toronto, Ontario

• Northwind Professional Institute, Northwind Mining Invitational Forum, November 14-15, 2017, Toronto, Ontario

• Mercer, Executive Awards Strategy Roundtable, December 5, 2017, Toronto, Ontario

Chantal Gosselin Age: 48 Director Since: November 8, 2013 (4 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees (6) • Governance & Nominating Committee • Audit Committee	Areas of Expertise (2) • International • Operations • Industry Expertise • Investment banking/M&A	• Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Ms. Gosselin has over 25 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets (now Canaccord Genuity Group) and held mining positions with Haywood Securities Inc. and Dundee Securities Corporation. Prior to her financial services experience, she held various mine site management positions in Canada, Peru and Nicaragua. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation and the Director Education Program. Ms. Gosselin currently serves as a director of Peregrine Diamonds Ltd. and Lundin Gold Inc. Ms. Gosselin also serves as a director and member of the audit committee of Windiga Energy, a private alternative energy company.  Ms. Gosselin formerly served as a director and a member of the audit, corporate governance and nominating (Chair) and technical committees of Capstone Mining Corp. from 2010 to November 2016.

Public Directorships	Public Committee Appointments

• Peregrine Diamonds Ltd. (since January 2017)	• None

• Lundin Gold Inc. (since March 2017)	• Audit Committee • Compensation Committee • Technical Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)(6)

• Votes For: 233,044,610 (99%) • Votes Withheld: 2,282,644 (1%)	• Board: 7 out of 7 (100%) • Audit: 2 out of 2 (100%) • Governance & Nominating: 3 out of 3 (100%) • Human Resources: 2 out of 2 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)

• Salobo Mine Site Visit, February 2017, Carájas, Brazil

• TD Mining Conference, January 8-18, 2017, Toronto, Ontario

• BMO Capital Markets, Global Metals & Mining Conference, February 27 — March 1, 2017, Hollywood, Florida

• ICD Webinar, D&O Insurance Review, March 7, 2017, Toronto, Ontario

• Fintech Worldwide Ltd., Toronto Blockchain Conference, October 19, 2017, Toronto, Ontario

• BMO Conference Call, China Property Sector Activity Outlook, December 7, 2017, Toronto, Ontario

Douglas M. Holtby, Chair Age: 70 Director Since: April 20, 2006 (11 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees • None	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Compensation	• Investment banking/M&A • Financial literacy • Governance/Board

Mr. Holtby is currently a director of the BC Cancer Foundation and President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. Mr. Holtby was a Director of Goldcorp Inc. (“Goldcorp”) from 2005 to April 2016 and during that time served as the Vice-Chair and Lead Director, as a member of the Governance Committee and the Audit Committee and as Chair of the Compensation Committee.  From June 1989 to June 1996 Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996 he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999 he was a Trustee of ROB.TV and CKVU, from 1974 to 1989 he was President of Allarcom Limited and, from 1982 to 1989 he was President of Allarcom Pay Television Limited.  Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management.  Mr. Holtby is also a National Association of Corporate Directors Board Leadership Fellow.

Public Directorships	Public Committee Appointments

• None	• None

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)

• Votes For: 232,648,392 (98.9%) • Votes Withheld: 2.678,862 (1.1%)	• Board: 7 out of 7 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily) • Salobo Mine Site Visit, February 2017, Carájas, Brazil	• NACD, 2017 Global Board Leaders’ Summit, October 1-4, 2017, National Harbor, MD

Charles A. Jeannes Age: 59 Director Since: November 9, 2016 (1 year)	Independent Residence: Reno, Nevada, U.S.A. Principal Occupation: Corporate Director
Wheaton Committees (7) • Governance & Nominating Committee • Human Resources Committee	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Mr. Jeannes joined the Board of Wheaton in November 2016.  Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes currently serves as a director of Tahoe Resources Inc. and Chair of Orla Mining Ltd.  He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law.

Public Directorships	Public Committee Appointments

• Tahoe Resources Inc. (since January 2017)	• Corporate Governance Committee • Compensation Committee

• Orla Mining Ltd. (Chair) (since June 2017)	• Compensation Committee • Audit Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)(7)

• Votes For: 233,580,015 (99.3%) • Votes Withheld: 1,747,239 (0.7%)	• Board: 7 out of 7 (100%) • Governance & Nominating: 2 out of 2 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)

• Salobo Mine Site Visit, February 2017, Carájas, Brazil

• BMO Capital Markets, Global Metals & Mining Conference, February 26 — March 1, 2017, Hollywood, Florida

• Denver Gold Forum, September 24-27, 2017, Colorado Springs, Colorado • Scotiabank Mining Conference 2017, December 5-6, 2017, Toronto, Ontario

Eduardo Luna Age: 72 Director Since: December 8, 2004 (13 years)	Independent Residence: Mexico City, Mexico Principal Occupation: Corporate Director
Wheaton Committees (8) • Human Resources Committee • Governance & Nominating Committee	Areas of Expertise (2) • Managing or leading growth • International • CEO/President • Operations • Industry Expertise	• Compensation • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Mr. Luna is currently Director and Chairman of Rochester Resources Ltd. (“Rochester”), a junior natural resources company.  Mr. Luna is also a Director of DynaResource, Inc., which appointed him as special advisor to the president of its wholly owned Mexican subsidiary, and recently joined the board of Coeur Mining, Inc. Mr. Luna was previously Chief Executive Officer of Rochester from August 2007 to March 2018. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. Mr. Luna previously served as a Director of Primero Mining Corp. (“Primero”) from 2008 to 2016 and during that time held senior positions including Executive Vice President and President (Mexico), Co-Chair, and President and Chief Operating Officer.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato.

Public Directorships	Public Committee Appointments

• Rochester Resources Ltd. (since 2007) (Chair since March 2018) • DynaResource, Inc. (since March 2017) • Coeur Mining, Inc. (since February 2018)	• None • None • Environmental, Health, Safety and Social Responsibility Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)(8)

• Votes For: 226,364,782 (96.2%) • Votes Withheld: 8,962,472 (3.8%)	• Board: 7 out of 7 (100%) • Human Resources: 2 out of 2 (100%) • Governance & Nominating: 2 out of 2 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)	• Salobo Mine Site Visit, February 2017, Carájas, Brazil

Marilyn Schonberner Age: 58 Director Since: February 26, 2018	Independent Residence: Alberta, Canada Principal Occupation: Corporate Director

Wheaton Committees (9) • None	Areas of Expertise (2) • Managing or leading growth • International • Compensation	• Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Ms. Schonberner has served as the Chief Financial Officer and Senior Vice President of Nexen Energy ULC since January 2016. Ms. Schonberner joined Nexen in 1997 and prior to this appointment she held various positions including Treasurer / VP of Corporate Planning, Director of Business Services UK, Director of Corporate Audit and General Manager of Human Resources Services. Ms. Schonberner has also served as a director of New Gold Inc. since June 2017. Before joining Nexen, Ms. Schonberner spent over 15 years in Finance, Strategic Planning and Organization Development in the energy and consulting sectors. She obtained a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She has earned the designations of Chartered Professional Accountant, Certified Management Accountant and Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and is currently enrolled in the Directors Education Program at the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• New Gold Inc. (since July 2017)	• Audit Committee • Governance and Nominating Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)(9)

• N/A (9)	• N/A (9)

2017 Continuing Education

• Institute of Corporate Directors, Directors Education Program (Module 1), November 24-26, 2017, Calgary, Alberta

Randy V.J. Smallwood Age: 53 Director Since: May 6, 2011 (6 years)	Non-Independent (10) Residence: British Columbia, Canada Principal Occupation: President and Chief Executive Officer of the Company

Wheaton Committees • None	Areas of Expertise (2) • Managing or leading growth • International • CEO/President	• Operations • Industry Expertise • Financial literacy • Governance/Board

Mr. Smallwood holds a mine engineering diploma from British Columbia Institute of Technology and a geological engineering degree from the University of British Columbia. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources.  Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Wheaton. Mr. Smallwood has served on the board of Geologix Explorations Inc. since 2005.  In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award.

Public Directorships	Public Committee Appointments

• Geologix Explorations Inc. (since 2005)	• Compensation Committee

2017 Voting Results	2017 Board and Committee Meetings Attended (3)(4)

• Votes For: 233,042,291 (99%) • Votes Withheld: 2,284,963 (1%)	• Board: 7 out of 7 (100%)

2017 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2017 (Daily)	• Salobo Mine Site Visit, February 2017, Carájas, Brazil • MacKay CEO Forums (throughout the year)

(1)         Mr. Brack stepped down from the Audit Committee and was appointed to the Governance & Nominating Committee as Chair on May 10, 2017.

(2)         See “Director Qualifications and Experience” below for a summary of the areas of expertise.

(3)         Does not include meetings attended by directors on committees that the director is not a member of.

(4)         All Board members are expected to attend meetings of the Audit Committee. 100% of Board members attended all Audit Committee meetings during 2017; 100% of Board members attended all Board meetings during 2017; 100% of Governance and Nominating Committee members attended all Governance and Nominating Committee meetings during 2017; and 100% of Human Resources Committee members attended all Human Resources Committee meetings during 2017.

(5)         Canadian Real Estate Investment Trust has announced that it has entered into an arrangement agreement to combine its business with Choice Properties Real Estate Investment Trust. A shareholder vote is expected to occur in April 2018 and, if approved, the transaction is expected to close shortly thereafter. Mr. Brough has indicated that he will not be a board member of the resulting entity. Accordingly, it is expected that by the end of the second quarter, Mr. Brough will sit on three public boards and three audit committees, including the Company.

(6)         Ms. Gosselin stepped down from the Human Resources Committee and was appointed to the Audit Committee on May 10, 2017.

(7)         Mr. Jeannes was appointed to the Governance & Nominating Committee and Human Resources Committee on May 10, 2017.

(8)         Mr. Luna was appointed to the Governance & Nominating Committee on May 10, 2017.

(9)         Ms. Schonberner was appointed to the Board on February 26, 2018.

(10)  Mr. Smallwood is not independent as he is a Wheaton officer.

(11)  Mr. Lawrence Bell, a former director of the Company, who did not stand for re-election at the May 10, 2017 annual and special meeting, attended 100% of all Board, Audit Committee, Governance and Nominating Committee and Human Resources Committee meetings during 2017 until May 10, 2017.

Director Qualifications and Experience

On an annual basis, the Governance and Nominating Committee considers the strategies of the Company to identify what skills, experiences and expertise are required of the Board in exercising its oversight responsibilities.  Listed below is a summary of those areas of expertise.

Areas of Expertise

Managing or leading growth — experience as a senior officer in driving the strategy and vision of an organization and leading growth

International — experience as a senior officer in a major organization that has international operations

CEO/President — experience as the CEO or President of a publicly listed company or major organization

Operations — production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering

Industry expertise — experience as an officer with a company in the mining industry, combined with a strong knowledge of market participants

Compensation — experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs

Investment banking/Mergers & acquisitions — experience in investment banking or in major mergers and acquisitions

Financial literacy — experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or International Financial Reporting Standards)

Health, safety, environment and sustainability — strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development

Governance/Board — experience as a board member of a major organization

The Governance and Nominating Committee then compares those areas of expertise to the areas of expertise of the current members of the Board, and uses this assessment in considering the composition of the Board and identifying what skills the Company should be recruiting for when making changes or additions to the Board. See “Nomination of Directors” on page 31 for further discussion regarding the process through which nominees are identified.

The biographies above summarize the qualifications and experience of each of the members of the Board that led the Governance and Nominating Committee to conclude that such member is qualified to serve on the Board. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill.  Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as set out below.

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as set out below.

Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the Toronto Stock Exchange in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

Our Year in Review

See “2017 Corporate Governance At A Glance” on page [iv] of this Circular for a summary of Wheaton’s corporate governance practices in 2017.

The following is a full description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Company also determines the independence of its directors in accordance with the NYSE’s corporate governance standards (the “NYSE Governance Rules”) under which no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.

On an annual basis, the Board considers whether each director is independent in accordance with these requirements. Based on this review, eight out of the nine directors are independent. The Company’s determination on independence of directors is set out in the Nominee biographies starting on page 14.

In accordance with the NYSE Governance Rules, the Board also considers all factors relevant to determining whether a director has a relationship with the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member (the “NYSE Enhanced Independence Rules”). The Board has confirmed that all members of the Human Resources Committee meet the NYSE Enhanced Independence Rules.

Board Chair

The Board has appointed Mr. Holtby, an independent member of the Board, as its Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.wheatonpm.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, every quarter.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Nominee biographies starting on page 14 provide details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2017.

Independent Directors’ Meetings

During 2017, the independent directors held an in-camera session at each Board meeting during which session non-independent directors and members of management did not attend. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

The Chair of the Board facilitates and chairs discussions among the Company’s independent directors, and facilitates communication between the independent directors and Company’s management. The Chair considers any comments or requests made by an independent director or during an in-camera session of the independent directors and determines the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of the Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised.

Other Public Company Directorships/Committee Appointments

The Nominee biographies starting on page 14 provide details regarding directorships and committee appointments held by the Company’s directors in other public companies. The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

Board Tenure and Renewal

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believe that:

•                  longer tenure does not impair a director’s ability to act independently of management;

•                  imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the streaming industry;

•                  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance; and

•                  experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

The Company believes these positions are supported by both academic literature and Board performance.

While the Company has not adopted term limits, the Company recognizes and welcomes fresh perspectives from newer Board members. One-third of the current directors serving on the Board have tenures of less than five years. In addition, the Board conducts reviews of its directors as set out under “Board Assessments” on page 34.

Interlocking Directorships

The Board has adopted a policy that no two Company directors shall sit together on two or more public company corporate boards without the approval of the Board. The following table provides details regarding directors of the Company who, as of December 31, 2017, served together as directors on the boards of other public companies. Other than as set forth in such table, to the knowledge of the Company, no director of the Company serves on the board of any other public company with any other director of the Company. The Board has approved the interlocking board memberships identified below.

Interlocking Directorships

Interlocking Public Company Directorships	Director
Geologix Explorations Inc.	George L. Brack Randy V.J. Smallwood

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  succession planning, including appointing, training and monitoring senior management;

•                  a communications policy for the Company to facilitate communications with investors and other interested parties; and

•                  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Governance and Nominating Committee. In addition, in fulfilling its mandate the Board, among other things:

•                  reviews the Company’s annual budget, five year business plan and corporate strategic plan;

•                  reviews financing arrangements and significant acquisitions;

•                  reviews reports, at least quarterly, from the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer and the Senior Vice President, Corporate Development on the Company’s progress in the preceding quarter and on the strategic, operational and financial matters facing the Company; and

•                  reviews significant communications with shareholders and the public, including quarterly and annual financial results, the annual report, annual information form and this management information circular.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Diversity and Representation of Women

The Governance and Nominating Committee is committed to fostering a diverse environment where individual differences are respected and diversity is promoted and valued. The Company believes that employing and engaging a diverse workforce enhances the Company’s effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

Our Board currently includes two women, which represents 22% of the Company’s total Board members. There are currently no executive officers of the Company or of its subsidiaries that are women; 14% of the Vice Presidents of the Company and almost 40% of the employees of the Company and its subsidiaries are women. The Company has not adopted a written policy in respect of the identification and nomination of women for executive officer appointments, nor established targets regarding the representation of women on the Board or executive officer positions. The Company believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the diversity policy. While the Company has not adopted specific targets regarding gender or other aspects of diversity on the Board, the Board has adopted a written policy that requires that any search for nominees to the Board will specifically include diverse candidates generally, and women candidates in particular.

In addition, the Governance and Nominating Committee is required to annually update and recommend to the Board for approval a long-term plan for Board composition which takes into consideration, among other matters, the diversity of the Board. A similar approach will be taken by management and the Board with respect to recruitment of executive officers. The Company believes that rather than adopting specific targets in respect of women, the adoption of policies on the promotion of diversity generally, and gender in particular, will result in the greatest benefits for the Company.

Environment, Sustainability and Corporate Social Responsibility

The Board has adopted an Environmental and Sustainability policy which sets out Wheaton’s commitment to sustainable development. Details concerning Wheaton’s commitment to the protection of life, health, and the environment for present and future generations can be found on the Company’s website at www.wheatonpm.com/responsibility.

Wheaton has also adopted a community investment program under which a portion of Wheaton’s net income is donated to charitable organizations and initiatives that help improve and strengthen communities both locally and internationally. Wheaton’s community investment program has two components: the partner corporate social responsibility program, which has an international focus and the local corporate social responsibility program, which supports organizations in the communities where our offices are located. Details concerning Wheaton’s corporate social responsibility programs can be found on the Company’s website at www.wheatonpm.com/responsibility.

Risk Management

Under the Board Guidelines, the Board is required to ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks.

Management and the Board have worked together to develop rigorous identification, management, reporting and mitigation strategies for key risks that the Company faces in the operation of its business. Management has identified risks and assigned ratings to those risks to assess each risk’s impact, likelihood of occurring and effectiveness of current processes to mitigate the risks.

The key factors that drive the Company’s risk profile are set out in the Company’s annual information form for the year ended December 31, 2017. Changes in these factors can increase or decrease the Company’s risk profile. The Board receives quarterly reports to review the Company’s progress in managing these risks and identify any emerging risks. In addition, the following committees are engaged in risk management oversight at the Company:

•                  Audit Committee — monitors financial risks; and

•                  Human Resources Committee — monitors personnel/human resource risks including compensation and succession.

Additional details on compensation risk management are located on page 65.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company, and may be accessed on the Company’s website at www.wheatonpm.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Board. Instead, the Company has developed terms of reference for each of the committees of the Board (available at www.wheatonpm.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

Orientation and Continuing Education

The Governance and Nominating Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Since 2006, the Company has only appointed six directors to the Board that were new to the Company and as such, it does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The Nominees biographies starting on page 14 provide details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2017.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.wheatonpm.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to either the Chair of the Audit Committee or the Senior Vice President, Legal, depending on the nature of the complaint. The Chair of the Audit Committee or Senior Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis.

Nomination of Directors

The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration among other matters, the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; (e) the diversity of the Board; and (f) the strategic direction of the Company.

The Governance and Nominating Committee maintains an assessment of the areas of expertise of the members of the Board. Please see “Director Qualifications and Experience” on page 23 for further discussion regarding the purpose of the assessment and each individual director’s particular areas of expertise.

While the Governance and Nominating Committee has not adopted specific targets regarding gender or other aspects of diversity on the Board, any search for nominees to the Board will specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose will be directed to do so.  The Governance and Nominating Committee believes that nominations for election or re-election to the Board should also be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. Please see “Diversity and Representation of Women” on page 28 for further discussion regarding consideration given to diversity in the identification, nominations and appointments to the Board.

The Governance and Nominating Committee does not maintain a formal list of potential candidates. Instead, in the event of a vacancy on the Board, the Governance and Nominating Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their independence, their competencies, skills, backgrounds and experiences, their integrity, professionalism and values, their character and personality, their ability to contribute to the long-term strategy and success of the Company, the diversity of the Board generally and diversity of gender specifically, the long term plan for Board composition and the needs of the Board, any past experiences of directors or management with the potential candidate, their expected contribution to achieving an overall Board that can function as a high performance team with sound judgment and proven leadership, whether or not they can devote sufficient time and resources to their other duties as a Board member and any other factors as may be considered appropriate at the time.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 13.

Compensation

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. The Human Resources Committee is composed entirely of independent directors. See “Role of the Human Resources Committee” on page 43 for further details regarding the Human Resources Committee.

Advisors to the Human Resources Committee

During the financial year ended December 31, 2017, the Human Resources Committee retained Mercer (Canada) Limited (“Mercer”) to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. See “Role of the Compensation Consultant” on page 46 for further details regarding the engagement of Mercer by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under the Director Biographies on page 14:

•                  the Audit Committee;

•                  the Human Resources Committee; and

•                  the Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of:

•                  the integrity of the Company’s financial statements;

•                  the Company’s compliance with legal, ethical and regulatory requirements;

•                  the qualifications and independence of the Company’s independent auditors;

•                  the Company’s financial reporting process and internal controls;

•                  the significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken; and

•                  the performance of the independent auditors and the Company’s internal audit function.

In fulfilling its mandate the Audit Committee, among other things:

•                  reviews the Company’s financial statements, management’s discussion and analysis and financial press releases;

•                  reviews treasury reports on cash flows and borrowing matters;

•                  meets with the internal audit function, external auditors (with and without management being present) and management; and

•                  reviews reports regarding internal controls, the Company’s risk management activities and the Company’s insurance coverage.

Further information regarding the Audit Committee is contained in the Company’s annual information form for the year ended December 31, 2017 under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.wheatonpm.com.

Human Resources Committee

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of the Company’s Chief Executive Officer and review compensation of the members of senior management of the Company. See “Role of the Human Resources Committee” on page 43 for further information. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

Governance and Nominating Committee

The purposes of the Governance and Nominating Committee are to:

•                  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee);

•                  make recommendations to the Board relating to the compensation of the Board members; and

•                  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

A copy of the Governance and Nominating Committee terms of reference is available at www.wheatonpm.com.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and individual directors.

The process for individual director peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented by the Chair of the Board to the Board in March of each year.

The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated and a written report prepared summarizing the results. The written report is circulated to the Chair of the Board and to the Governance and Nominating Committee, and presented to and discussed with the Board in March of each year.

The foregoing process was undertaken during February and March 2018, with the results of the 2018 written review and the one-on-one sessions presented at a Board meeting held on March 21, 2018.

Director Share Ownership Requirements

Each non-executive director of the Company is required to hold Common Shares having a value equal to at least three times the amount of the annual retainer paid to such director, including the value of any Restricted Share Rights (see “Restricted Share Plan” on page 80 for further details and definitions regarding the Restricted Share Rights), granted to such director in respect of the year in which the calculation is determined (or in respect of the prior year if no grant has yet been made to such director in respect of such year), but excluding any additional retainer paid to a director in his or her capacity as the Chair of the Board or Chair of any Committee of the Board. This share ownership requirement must be attained within five years of becoming a director of the Company.

The following table provides information regarding the share ownership, actual and required, for each non-executive director as of December 31, 2017. Stock options are not granted to the Company’s non-executive directors.

Director Share Ownership Requirements

and Actual Share Ownership

		Actual Share Ownership (1)			Satisfied
Name	Ownership Requirement	Common Shares (2)	Restricted Share Rights (3)	Total Ownership	Ownership Requirement?

George L. Brack	$562,133	$383,596	$494,305	$877,901	Yes
		(17,317 Shares)	(19,093 Rights)

John A. Brough	$562,133	$Nil	$536,059	$536,059	Yes (4)
		(Shares)	(22,910 Rights)

R. Peter Gillin (5)	$562,133	$550,463	$1,068,536	$1,618,998	Yes
		(24,850 Shares)	(47,256 Rights)

Chantal Gosselin (6)	$562,133	$45,255	$496,413	$541,668	N/A
		(2,043 Shares)	(22,410 Rights)

Douglas M. Holtby (7)	$765,407	$4,830,469	$249,203	$5,079,673	Yes
		(218,066 Shares)	(11,250 Rights)

Charles Jeannes (6)	$562,133	$139,720	$135,899	$275,619	N/A
		(5,225 Shares)	(6,135 Rights)

Eduardo Luna	$562,133	$2,437,829	$854,635	$3,292,464	Yes
		(110,053 Shares)	(36,209 Rights)

Marilyn Schonberner (6)	$0	$Nil	$Nil	$0	N/A
		(Shares)	(Nil Rights)

(1)                                 Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as of December 31, 2017. In calculating such holdings, a director may include any Restricted Share Rights, but may not include any options held. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors.

(2)                                 The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017; and (ii) the weighted average cost of the Common Shares converted to United States at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(3)                                 This column includes all Restricted Share Rights held including Restricted Share Rights in respect of which the restricted period has expired but for which a director has elected to defer receipt. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017; and (ii) the closing price of the Common Shares one business day prior to the date of grant converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(4)                                 Although Mr. Brough was below the required share ownership as of December 31, 2017 in respect of Common Shares and Restricted Share Rights owned, Mr. Brough has committed to forgo a portion of his 2018 cash retainer in exchange for an equivalent value award of Restricted Share Units, such that he will be in compliance with the required share ownership during the first quarter of 2018 after the expiry of the Company’s blackout period.

(5)                                 15,850 of these Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd.

(6)                                 All directors other than Ms. Gosselin, Mr. Jeannes and Ms. Schonberner had until March 2016 to meet the required share ownership. Ms. Gosselin, Mr. Jeannes and Ms. Schonberner were appointed to the Board November 8, 2013, November 9, 2016 and February 26, 2018, respectively, and have five years from the date of their appointment to attain the required share ownership.

(7)                                 174,909 of these Common Shares, are held indirectly through Mr. Holtby’s private company, Holtby Capital Corporation.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation.  For the financial year ended December 31, 2017, each non-executive director of the Company received: (i) an annual retainer fee of C$100,000, (ii) meeting fees of C$1,500 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,500 for travel required to attend a Board or committee meeting held at a location where the director does not reside. The Chair of the Audit Committee (currently, Mr. Brough) received an additional C$30,000 per year. The Chair of the Human Resources Committee (currently, Mr. Gillin) received an additional C$30,000 per year. The Chair of the Governance and Nominating Committee (currently, Mr. Brack since May 10, 2017) received an additional C$15,000 per year ($9,602 pro rata since May 10, 2017). The Chair of the Board (currently, Mr. Holtby) received an additional C$160,000 per year. During 2017, Mr. Holtby elected to forgo C$70,000 of his entitlement to the annual retainer as Chair of the Board in exchange for an equivalent value award of Restricted Share Rights. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. In May of 2010, the Board determined to fix the number of Restricted Share Rights to be awarded on an annual basis at 4,500 Restricted Share Rights for each director and 6,500 Restricted Share Rights for the Chair of the Board. In March 2017, the Board determined to grant Restricted Share Rights to non-executive directors to acquire that number of Common Shares of the Company that would equate to a value of C$135,000 and Restricted Share Rights to the Chair of the Board to acquire that number of Common Shares of the Company that would equate to a value of C$150,000 (plus any amount elected by the Chair of the Board to be taken in Restricted Share Rights in lieu of cash retainer).  As the Chair of the Board elected to take RSU’s in lieu of C$70,000 of his cash retainer as Chair of the Board, the total targeted award for the Chair of the Board was C$220,000.

Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2017.

Director Compensation Table (1)

Name	Fees Earned ($)	Share-based Awards (2) ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation (3) ($)	Total ($)
Lawrence I. Bell (4)	46,142	101,005	—	—	8,585	155,732
George L. Brack	110,081	101,005	—	—	4,049	215,135
John A. Brough	134,710	101,005	—	—	5,344	241,059
R. Peter Gillin	131,123	101,005	—	—	13,604	245,732
Chantal Gosselin	113,188	101,005	—	—	5,174	219,367
Douglas M. Holtby (5)	169,384	164,570	—	—	—	333,954
Eduardo Luna	109,761	101,005	—	—	9,856	220,622
Charles A. Jeannes	107,210	101,005	—	—	—	208,215
TOTALS	921,599	871,605	—	—	46,612	1,839,816

(1)                                 Directors’ fees are paid in Canadian dollars and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 Each of Messrs. Bell (former director of the Company), Brack, Brough, Gillin, Luna, Jeannes and Ms. Gosselin were granted 4,910 Restricted Share Rights on March 24, 2017 at a deemed price of C$27.51 per share (being the grant date fair value based on the closing price of the Common Shares on the TSX on March 23, 2017) with restricted periods expiring as to 2,455 on March 24, 2018 and as to 2,455 on March 24, 2019. This is consistent with the accounting values used in the Company’s financial statements. The Board waived the termination date of 2,455 of Mr. Bell’s Restricted Share Rights until the end of their restricted period (March 24, 2019) and authorized Mr. Bell to defer 2,455 of his Restricted Share Rights until October 1, 2018.

(3)                                 This column includes equivalent cash payments to the dividends paid on the Common Shares, received by holders of Restricted Share Rights in respect of which the restricted period has expired but for which the holder has elected to defer receipt.

(4)                                 Mr. Bell did not stand for re-election at the last annual and special meeting of the Company’s shareholders held on May 10, 2017.

(5)                                 Mr. Holtby elected to forgo C$70,000 of his entitlement to the annual retainer as Chair of the Board in exchange for an equivalent value award of Restricted Share Rights. As a result, Mr. Holtby was granted 8,000 Restricted Share Rights on March 24, 2017 at a deemed price of C$27.51 per share with restricted periods expiring as to 4,000 on March 24, 2018 and as to 4,000 on March 24, 2019.

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2017.

Breakdown of Fees Earned Table (1)

Name	Board Annual Retainer ($)	Board/ Committee Chair Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Aggregate Travel Fee ($)	Total Fees Earned ($)
Lawrence I. Bell (2) (Chair of the Governance and Nominating Committee until May 10, 2017)	28,688	4,303	4,783	5,977	2,391	46,142
George L. Brack (Chair of the Governance and Nominating Committee since May 10, 2017)	79,713	7654	8,370	9,561	4,783	110,081
John A. Brough (Chair of the Audit Committee)	79,713	23,914	8,370	8,365	14,348	134,710
R. Peter Gillin (Chair of the Human Resources Committee)	79,713	23,914	8,370	7,169	11,957	131,123
Chantal Gosselin	79,713	n/a	8,370	10,757	14,348	113,188
Douglas M. Holtby (Chair of the Board)	79,713	71,742	8,370	4,776	4,783	169,384
Eduardo Luna	79,713	n/a	8,370	9,562	12,116	109,761
Charles Jeannes	79,713	n/a	8,370	7,170	11,957	107,210

(1)                                 Directors’ fees are paid in Canadian dollars and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 Mr. Bell did not stand for re-election at the last annual and special meeting of the Company’s shareholders held on May 10, 2017.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2017.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (1) (#)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of share- based awards not paid out or distributed (2) (3) ($)
Lawrence I. Bell (4)	—	—	n/a	—	7,160	158,604	560,497
George L. Brack	—	—	n/a	—	7,160	158,604	264,333
John A. Brough	—	—	n/a	—	7,160	158,604	348,885
R. Peter Gillin	—	—	n/a	—	7,160	158,604	888,183
Chantal Gosselin	—	—	n/a	—	7,160	158,604	337,809
Douglas M. Holtby	—	—	n/a	—	11,250	249,203	—
Eduardo Luna	—	—	n/a	—	7,160	158,604	643,476
Charles Jeannes	—	—	n/a	—	6,135	135,899	—

(1)                                 This column reflects Restricted Share Units for which the restricted period had not yet expired as of December 31, 2017.  See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2017” for further details.

(2)                                 Calculated using the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(3)                                 This column reflects Restricted Share Rights for which the restricted period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2017. See the footnotes to “Value Vested or Earned During the Financial Year Ended December 31, 2017” table for details of deferral elections made during 2017.

(4)                                 Mr. Bell did not stand for re-election at the last annual and special meeting of the Company’s shareholders held on May 10, 2017.  The Board waived the termination date of Mr. Bell’s Restricted Share Rights until October 1, 2018 and with respect to 2,455 Restricted Share Rights, until the end of their restricted period.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2017.

Value Vested or Earned During the Financial Year Ended December 31, 2017

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Lawrence I. Bell (3)	—	—	—
George L. Brack	—	98,677	—
John A. Brough	—	115,123	—
R. Peter Gillin	—	—	—
Chantal Gosselin	—	—	—
Douglas M. Holtby	—	142,533	—
Eduardo Luna	—	—	—
Charles Jeannes	—	25,505	—

(1)                                 Calculated using the closing price of the Common Shares on the TSX as of the date the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date.  Deferral elections made during 2017 for Restricted Share Rights are set out below.  Please refer to prior year circulars for information on deferral elections made in prior years.

•                                          Mr. Bell elected to defer receipt of all of the following Restricted Share Rights until October 1, 2018: (i) the grant made March 23, 2015 for which the ends of the restricted periods were March 23, 2016 and March 23, 2017; and (ii) that portion of the grant made March 21, 2016 for which the end of the restricted period was March 21, 2017. In respect of all other Restricted Share Rights that Mr. Bell had previously deferred until retirement, the Board authorized the extension of the expiry date of those Restricted Share Rights to October 1, 2018;

•                                          Mr. Brough elected to defer receipt of the Restricted Share Rights granted on: (i) March 23, 2015 for which the ends of the restricted periods were March 26, 2016 and March 23, 2017 until March 31, 2021; and (ii) that portion of the grant made March 21, 2016 for which the end of the restricted period was March 21, 2017 until March 31, 2021; and

•                                          Each of Mr. Gillin, Ms. Gosselin and Mr. Luna elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2017 year until retirement.

(3)                                 Mr. Bell did not stand for re-election at the last annual and special meeting of the Company’s shareholders held on May 10, 2017.

Retirement Policy for Directors

The Company does not have a retirement age policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2017:

(a)       the total amount of insurance is $135,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)       the total cost for directors and officers liability insurance during 2017 was $859,488.  The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)        the policy provides for deductibles as follows:

(i)           with respect to the directors and officers there is no deductible applicable, unless the Company is permitted by laws and is financially able to indemnity the directors and officers, in which case there is a deductible per claim of $1,000,000; and

(ii)        with respect to reimbursement of the Company there is a deductible per claim of $1,000,000.

Executive Compensation

Compensation Discussion and Analysis

Table of Contents

Our Year in Review - 2017	42
Introduction	42
Objectives of Compensation Program	42
Overview of the Compensation Philosophy	42
Opportunity for Shareholder Feedback	43
Role of the Human Resources Committee	43
Named Executive Officers	46
Role of the Chief Executive Officer	46
Role of the Compensation Consultant	46
Elements of Executive Compensation	47
Overview of How Compensation Program Fits with Wheaton Compensation Goals	49
The Comparator Groups	49
Benchmarking	52
Base Salary	52
Annual Performance Based Cash Incentives	53
Corporate Performance Objectives	54
Personal Performance Objectives	58
Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units	59
2017 Stock Option Awards	60
2017 Restricted Share Right Awards	61
2017 Performance Share Unit Awards	61
Retirement Plans	63
Other Compensation — Perquisites	63
Executive Share Ownership Policy	63
Policy Regarding Certain Financial Instruments	65
Consideration of Risk Associated with Executive Compensation	65
Succession Planning for President and Chief Executive Officer	66
Future Compensation Program	66
Pay for Performance Alignment	66

Our Year in Review - 2017

See “2017 Compensation At A Glance” on page [iii] of this Circular for a summary of Wheaton’s compensation practices and results in 2017.

Introduction

This Compensation Discussion and Analysis section provides full details on the objectives of Wheaton’s compensation program, Wheaton’s compensation philosophy, the role and responsibility of the Human Resources Committee in connection with compensation matters, selection of the Company’s comparator group for determining compensation, discusses how compensation is determined for executives and describes each element of executive pay.

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)         compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)         calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)          an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)         internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)          the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Opportunity for Shareholder Feedback

The Board believes that it is important to have regular and constructive engagement with its shareholders to discuss those aspects of the Company’s executive compensation that are of importance to shareholders and to allow and encourage shareholders to express their views on executive compensation matters to the Board outside of the annual meeting. Shareholders are invited to express their views to the Board or the Human Resources Committee by contacting the Board or committee in the manner described under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 85.

The Board has also adopted a policy providing for an annual advisory vote on executive compensation, known as “Say on Pay”, in order to give the Company’s shareholders a formal opportunity to provide their views on the executive compensation program of the Company. At the 2017 Annual and Special Meeting of Shareholders, 94% of the votes cast were in favour of the resolution accepting the Company’s approach to executive compensation. See “Special Matters — Say on Pay Advisory Vote” on page 84 for further details.

Role of the Human Resources Committee

The Human Resources Committee, comprised of independent directors, is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation matters and to establish a plan of continuity for senior management. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews on an annual basis the overall compensation package for each executive officer. It submits to the Boards of Wheaton and Wheaton International (as defined herein) recommendations with respect to the base salary, annual bonus and long-term incentive award for each executive officer, as applicable. During 2017, the Human Resources Committee received various reports from Mercer reviewing Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies selected by the Human Resources Committee, and practices in the current market. See “The Comparator Groups” on page 49 for details on the peer group. The Human Resources Committee makes recommendations to the Boards annually after reviewing the matters discussed in Mercer’s reports, discussing various factors with management, comparing compensation to the 2017 Comparator Group (as defined below), and receiving recommendations from the Chief Executive Officer in March 2017 with respect to 2017 base salaries and 2017 long-term incentive awards for executive officers, and in March 2018 with respect to 2017 annual performance-based cash incentives. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines.

In accordance with Terms of Reference for the Human Resources Committee, the Human Resources Committee is authorized to:

•                  retain or obtain the advice of compensation consultants, independent counsel and other advisors;

•                  appoint, compensate and have oversight over the work of compensation consultants, independent counsel and other advisors;

•                  determine appropriate funding to be paid to compensation consultants, independent counsel and other advisors; and

•                  conduct independence assessments of compensation consultants, independent counsel and other advisors at the time they are appointed and on an annual basis thereafter, and identify any conflict of interest issues with compensation consultants annually to shareholders.

The Human Resources Committee did not identify any conflict of interest issues that could reasonably be expected to interfere with the independence of its compensation consultant for the year ended December 31, 2017. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

The members of the Human Resources Committee, their independence (as such term is defined in National Instrument 52-110 Audit Committees and the NYSE Enhanced Independence Rules) and their experience relevant to their responsibilities in executive compensation are as follows:

Name	Independent	Relevant Experience
R. Peter Gillin (Chair)	Yes

Member and Chair of Dundee Precious Metals Inc.’s Human Resources Committee

Member of Sherritt International Corporation’s Human Resources Committee from 2010 to 2017

Member and Chair of Turquoise Hill Resources Ltd.’s Compensation Committee from 2012 to 2017

CEO of Tahera Diamond Corporation from October 2003 to September 2008

CEO of Zemex Corporation from November 2002 to May 2003

Korn Ferry International Seminar — Corporate Board of Directors Governance and Director Compensation in Canada (2013)

Equilar Insight Seminar — Compensation Governance: Key Perspectives (2014)

Institute of Corporate Directors Seminar — Risk Oversight: Evolving Issues for Boards (2014)

Hugessen Consulting Seminar — Executive Compensation in a Changing Environment (2015)

Rotman School of Management, Major Challenges in Today’s Boardroom, Stanford/Rotman Corporate Governance Day (including Executive Compensation) (2016)

Hugessen Consulting Seminar — Executive Pay Trends and Issues (2017)

Name	Independent	Relevant Experience
George L. Brack	Yes

Member of Capstone Mining Corp.’s Human Resources and Compensation Committee; Geologix Explorations Inc.’s Compensation Committee; and Alio Gold Inc.’s Compensation Committee

Member of Alexco Resource Corp.’s Compensation Committee from 2008 to 2015; Chairman, Compensation and Human Resources Committee of Aurizon Mines Ltd. from 2010 to 2013; and Member of Red Back Mining Inc.’s Compensation Committee from 2009 to 2010

Managing Director and Industry Head, Mining Group of Scotia Capital from 2006 to January 2009

President of Macquarie North America Ltd. from 1999 to 2006

Corporate Board Governance and Director Compensation Review of 2014 (Korn Ferry/Patrick O’Callaghan and Associates) March 2015

Mining Compensation Forum (Korn Ferry) 2013

Chantal Gosselin (1)	Yes

Member of Lundin Gold’s Compensation Committee (2017)

Meridian Compensation Partners - Executive Compensation: Looking to the Future (2016)

Institute of Corporate Directors Webinar — Compensation Committee — Readiness for Year End Decisions (2016)

Rotman School of Management - Major Challenges in Today’s Boardroom, Stanford/Rotman Corporate Governance Day (including Executive Compensation) (2016)

Charles Jeannes(2)	Yes

President and CEO of Goldcorp Inc. from 2008 to 2016

Member of Tahoe Resources Inc.’s Compensation Committee

Member of Orla Mining Ltd.’s Compensation Committee

Executive Vice President, Administration of Glamis Gold Ltd. from 2001 to 2006

Eduardo Luna	Yes	President of Luismin, S.A. de C.V. from 1991 to 2007

(1)                                 Ms. Gosselin stepped down from the Human Resources Committee on May 10, 2017.

(2)                                 Mr. Jeannes was appointed to the Human Resources Committee on May 10, 2017.

The Human Resources Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Human Resources Committee, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Human Resources Committee together with input and advice from Mercer, enable the Human Resources Committee to make the decisions on the suitability of the Company’s compensation program.

Named Executive Officers

For the remainder of this management information circular, the following individuals included in the “Summary Compensation Table” on page 70 are referred to as the “Named Executive Officers” or “NEOs”:

•                  Randy V.J. Smallwood, President and Chief Executive Officer;

•                  Gary D. Brown, Senior Vice President and Chief Financial Officer;

•                  Curt D. Bernardi, Senior Vice President, Legal and Corporate Secretary;

•                  Haytham H. Hodaly, Senior Vice President, Corporate Development; and

•                  Nikola Tatarkin, President, Wheaton Precious Metals International Ltd. (“Wheaton International”).

Role of the Chief Executive Officer

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on base salaries, cash bonuses and long-term incentive plan awards for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of the Compensation Consultant

Mercer’s mandate with the Human Resources Committee was established in November 2006 and includes providing advice on the competitiveness and appropriateness of compensation programs for the Named Executive Officers and members of the Board, as required. This mandate may include advice with respect to base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment agreements and change of control provisions.

The Human Resources Committee will agree annually and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work. Mercer reports directly to the Chair of the Human Resources Committee. Neither the Board nor the Human Resources Committee formal pre-approval is required in order for the Company or its affiliates to obtain services other than compensation services from Mercer or its affiliates. The Human Resources Committee reviews the engagement of Mercer annually to ensure that all reasonable steps are taken to minimize any potential conflicts of interest.  In conducting the review for 2017, the Human Resources Committee recognized that the fees paid to Mercer and its affiliates for insurance-related matters exceeded the fees paid to Mercer for executive compensation-related matters.  However, the Human Resources Committee was satisfied that Mercer’s advice was objective and free from any conflict that could reasonably be expected to interfere with the independence of Mercer. The Human Resources Committee considered the following factors in making this determination: (i) the percentage of fees Mercer and its affiliates received from the Company was minimal compared to Mercer’s and its affiliates total revenues; (ii) Mercer has internal policies and procedures designed to prevent potential conflicts of interest; and (iii) there were no known business or personal relationships between the Company (and its directors and officers) and Mercer (and Mercer’s and its affiliates’ directors and officers).

During 2017 and the first quarter of 2018, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a comparison of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

Fees billed by Mercer and its affiliates in respect of services in 2016 and 2017 are detailed below:

Mercer and Affiliate Fees

	2016 (1) ($)	2017 (1) ($)
Executive Compensation-Related Fees	51,181	47,046
Insurance related fees (2)	124,441	155,600
All Other Fees (2)	699,404	866,032
TOTAL	875,026	1,068,678

(1)                                 Fees paid in Canadian dollars are converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7971 for the financial year ended December 31, 2017 and at the exchange rate of C$1.00 = US$0.7448 for the financial year ended December 31, 2016.

(2)                                 Marsh Canada Limited, an affiliate of Mercer, provided insurance and insurance related services to the Company in 2017 and 2016. Marsh Management, an affiliate of Mercer, provided insurance and insurance related services in 2017 and 2016 to Wheaton International. Of the fees paid in 2017, approximately $866,032 relate to premiums paid to affiliates of Mercer which were to have been passed through by those affiliates to carriers of the underlying insurance policies, and only approximately $155,600 relate to fees that were to be retained by Mercer affiliates.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and long-term equity incentives in the form of stock options, restricted share rights (see “Restricted Share Plan” on page 80 for further details and definitions regarding Restricted Share Rights) and Performance Share Units (see “Performance Share Unit Plan” on page 79 for further details and definitions regarding Performance Share Units). The Company believes that the bonus and long-term incentive components of compensation serve to further align the interests of management with the interests of the Company’s shareholders.

Beginning in 2017, the Human Resources Committee recommended that Restricted Share Rights be awarded to all employees, including Named Executive Officers, as part of the long-term incentive plan awards.

For the financial year ended December 31, 2017, the Company’s executive compensation program consisted of the following elements.

Element of Compensation	Summary and Purpose	Performance Period	Form of Compensation
Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12 month period from January 1 to December 31 of that year.

		1 year	Cash

Element of Compensation	Summary and Purpose	Performance Period	Form of Compensation
Annual Performance Based Cash Incentives

Annual performance based cash incentives are a variable component of compensation designed to reward the NEOs for maximizing annual operating performance. In making annual performance based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The Human Resources Committee reviews annual performance based awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance Based Cash Incentives”. Typically, the Human Resources Committee makes awards in March of each year for the 12 month period from January 1 to December 31 of the prior year.

		1 year	Cash

Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units

Long-Term Incentive Plan compensation is a variable component of compensation intended to reward the NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Human Resources Committee makes awards in March of each year for the 12 month period from January 1 to December 31 of that year.

Long-Term Incentive Plan awards are made in stock options, Restricted Share Rights and Performance Share Units with the value of each Named Executive Officer’s award targeted to be approximately 50% in Performance Share Units, 25% in stock options and 25% in restricted share rights.

Performance based Restricted Share Rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer term vesting schedules.

Performance Share Units provide a component of the long-term incentive plan that continues to offer a potential for a payout and incentivizing employees even if the Common Share price declines, provided that the Company’s performance exceeded that of a comparator group. In addition, the performance period for awards to date has been set at three years, thereby incentivizing management to take a longer term view of Company performance.

		Options: 5 years Restricted Share Rights: 3 years PSUs: 3 years	Equity (settled in Common Shares for both stock options and Restricted Share Rights and cash for PSUs)

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking and a contribution to a registered retirement savings plan. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	1 year	—

The breakdown of each element of compensation of the Chief Executive Officer as a percentage of total compensation is reflected in the following pie chart for 2017:

Overview of How Compensation Program Fits with Wheaton Compensation Goals

1.                                      Attract, Retain and Motivate Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

•                  a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities; and

•                  providing an opportunity to participate in the Company’s growth through stock options, Performance Share Units and Restricted Share Rights.

2.                                      Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•                  the grant of stock options, Performance Share Units and Restricted Share Rights, where, if the price of the Common Shares increases over time, both executives and shareholders will benefit;

•                  two year vesting schedule on stock option awards and Restricted Share Rights, and a three year vesting term on Performance Share Units which drives management to create long-term shareholder value, rather than focusing on short-term increases; and

•                  an executive share ownership policy (see “Executive Share Ownership Policy” on page 63 for further details).

The Comparator Groups

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies.  In this way, the Company can gauge if its compensation is competitive and reasonable.

The Human Resources Committee and the Company are constantly assessing the methods for selection of comparator group members because of the importance of benchmarking for the purposes of evaluating and considering executive compensation.  In November 2016, the Human Resources Committee considered the methods and parameters for the selection of comparator group members and established the following enhanced methods and parameters to be considered in selecting and updating members of the comparator group:

Matter	Committee Consideration	2017 Comparator Group
Number of Comparators	A preference for a large, robust comparator group	Yes — group includes 15 members

Industry

Companies should be in the mining industry with a focus on companies in the precious metals space and a particular focus on companies in the streaming space that the Company competes with for streaming transactions

Yes — addition of competitors in streaming space

Similar Size

Companies should be of a similar size based on revenue, net income, market cap, enterprise value and total assets. However, revenues are not necessarily an appropriate metric for comparing the size of other companies to the Company given the high-margin nature of the Company’s business. Furthermore, focusing on revenue would provide a misaligned incentive for management to enter into streaming transactions to increase ounces attributable to the Company (i.e. revenue) without a consideration of the profitability of those incremental ounces. Instead, emphasis will be on companies with similar on market capitalization and enterprise value. In selecting a comparator group, should achieve a balanced group such that the Company is not at the very top or bottom of any one metric

Yes — focus on market capitalization and enterprise value

Similar Complexity	Consideration be given to the fact that the Company has a portfolio of precious metal streams on 22 operating mines and 8 development project, which is much more than a typical mining company	Yes

Balanced Group

Achieve a balanced group such that the Company would not be at the very top or the very bottom of the comparator group on any one metric (i.e. not at the 100th percentile nor the zero percentile of revenue, market cap, enterprise value or total assets)

Yes

Marketplace for Employees

Consideration be given to companies, regardless of their size, that the Company would view as competitors for employees, whether for employees already at the Company who might consider departing or for new employees that the Company might consider hiring. In this respect, due consideration should be given to companies located in Vancouver

Yes — addition of Vancouver focus

Shareholder Advisory Selections	Consideration be given to the comparator group used by Glass Lewis and by ISS Risk Metrics in reviewing compensation	Yes

As a result of these enhanced methods and parameters, the Human Resources Committee re-considered the composition of the Comparator Group for the purposes of determining executive compensation awards in respect of the 2017 year and going forward (the “2017 Comparator Group”).  The 2017 Comparator Group consists of:

The 2017 Comparator Group

•                       Agnico-Eagle Mines Limited

•                       B2 Gold Corp.

•                       Eldorado Gold Corporation

•                       First Quantum Minerals Ltd.

•                       Franco-Nevada Corporation

•                       Goldcorp Inc.

•                       IAMGold Corporation

•                       Kinross Gold Corp.

•                       Lundin Mining Co.

•                       Osisko Gold Royalties

•                       Pan American Silver Corp.

•                       Royal Gold, Inc.

•                       Tahoe Resources Inc.

•                       Teck Resources Limited

•                       Yamana Gold Inc.

The Human Resources Committee believes that these selected members are an appropriate and comparable group for the purposes of executive compensation.

Set out below are the names of the entities, as well as details on the revenue, market capitalization and enterprise value of the 2017 Comparator Group.

2017 Comparator Group

	Market Cap (1)	Revenue (2)	Net Income (3)
	($ Millions)	($ Millions)	($ Millions)

Agnico-Eagle Mines Limited	10,733	2,138	159
B2Gold Corp.	3,038	683	39
Eldorado Gold Corporation	1,135	433	(344)
First Quantum Minerals Ltd.	9,684	2,673	(45)
Franco-Nevada Corporation	14,849	610	122
Goldcorp Inc.	11,074	3,510	162
IAMGold Corporation	2,716	987	53
Kinross Gold Corp.	5,387	3,472	(104)
Lundin Mining Co.	4,857	1,546	(662)
Osisko Gold Royalties	1,815	47	32
Pan American Silver Corp.	2,383	775	100
Royal Gold, Inc.	5,375	410	11
Tahoe Resources Inc.	1,498	785	118
Teck Resources Limited	15,143	7,024	786
Yamana Gold Inc.	2,959	1,788	(308)

Wheaton	9,790	892	195
Wheaton Percent Rank	73%	47%	93%

(1)                                 As of December 31, 2017.

(2)                                 Most recently reported revenue as of December 31, 2017 which in all cases would be for the year ended December 31, 2016.

(3)                                 Most recently reported annual net income as of December 31, 2016, which in all cases would be for the year ended December 31, 2016.

The diagrams below graphically show the relative revenue, market capitalization and enterprise value of Wheaton and the 2017 Comparator Group.

Revenue and Market Capitalization of Wheaton and 2017 Comparator Group	Net Income and Market Capitalization of Wheaton and 2017 Comparator Group

Benchmarking

In arriving at a targeted total compensation package for 2017, the Human Resources Committee generally recommended to the Board that the executive officers receive (i) base salaries that are typically targeted at the average of the 2017 Comparator Group, and (ii) long-term incentive and bonus compensation that are typically on the higher end of the targeted range of the 2017 Comparator Group, due to the Company’s unique business model and deal-driven nature.

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice is to consider the recommendations made by the Chief Executive Officer and to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization, revenue and complexity. In addition, the Human Resource Committee considers the findings of Mercer in their report relating to base salary. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

The Human Resources Committee reviews Named Executive Officer salaries at least annually as part of its overall competitive market assessment. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12 month period from January 1 to December 31 of that year.

Following a salary freeze since 2014, the 2017 base salaries of each of the Named Executive Officers were increased from their respective 2016 base salaries by 5% to better align with market practice and the 2017 Comparator Group. The base salary for Mr. Tatarkin was ultimately determined by the Board of

Wheaton International in January 2017, based on recommendation from the Human Resources Committee.

Annual Performance Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year, and the findings of Mercer in their report relating to the annual cash bonus.

Importantly, however, the Human Resources Committee reviews the bonus that would be determined as a result of the application of the performance based incentive plan and retains complete discretion to (i) award compensation absent attainment of the relevant performance goal, (ii) not award compensation even if the relevant performance goal is attained, award compensation in excess of any expressed maximum or less than any expressed minimum, and (iii) otherwise reduce or increase the size of any award or payout. As part of their determination of whether to exercise discretion to adjust any award or payout, the Human Resources Committee compares the award that would have been determined as a result of the application of the performance based incentive plan to the bonuses paid to executives with similar titles and roles at the 2017 Comparator Group.

In making annual performance based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions in the operation of the Company that support the Company’s overall business strategy and the effective operation of the Company’s business, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The following table summarizes the annual target bonus and the breakdown of the weighting of each of the corporate and personal performance objectives for each of the Named Executive Officers.

Target Bonus and Weightings (1)(2)

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development	President, Wheaton International
Corporate Performance Weighting
Value/Quality of Transactions completed	35%	20%	25%	35%	35%
Portfolio Performance	5%	5%	5%	5%	5%
Capital Structure Management	15%	15%	15%	5%	0%
Performance Against Budget:
Payable Ounces	5%	5%	5%	5%	5%
Production Ounces	5%	5%	5%	5%	5%
Expense Control	5%	10%	5%	5%	5%
Environment, Health & Safety	5%	5%	5%	5%	5%
Total Corporate Performance	75%	65%	65%	65%	60%
Personal Performance Weighting	25%	35%	35%	35%	40%
Combined Performance Total	100%	100%	100%	100%	100%
Target Bonus (% of Base Salary)	100%	75%	75%	75%	60%
Maximum Bonus (200% of Target Bonus)	200%	150%	150%	150%	120%

(1)                                 Each performance objective has a range of possible payouts depending on the assessment of that performance objective.  The minimum percentage payout for each performance objective is 0%, threshold is 50% of the target bonus and the maximum percentage payout is 200% of the target bonus. The target bonus and maximum potential bonus payouts are set out in the table above, expressed as a percentage of base salary of the applicable Named Executive Officer.

(2)                                 Mr. Tatarkin’s bonus is ultimately determined by the Board of Wheaton International based on recommendation from the Human Resources Committee.

Corporate Performance Objectives

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance for 2017 and the resulting performance factor to be applied in determining bonuses.

Target Corporate Performance and Actual Results

	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Performance Factor	Weighting in Category
1. Value/Quality of Transactions Completed
(a) Total Cost / Net Present Payable Ounces (“NPO”) as a % of spot silver price (1)	102%	95%	88%	92%	147%	33.3%
(b) NPO	16.3Moz	32.5Moz	65.0Moz	6.5Moz	0%	33.3%
(c) Increase in Mineral Reserves & Mineral Resources (“R&R”)
- Increase in Mineral Reserves	25Moz	50Moz	100Moz	20Moz	0%	22.2%
- Increase in Mineral Resources	25Moz	50Moz	100Moz	19Moz	0%	11.1%
Total Value/Quality of Transactions Completed						100%

2. Portfolio Performance
Increase in R&R, excluding current year new deals
- Increase in Reserves	-5.0%	0.0%	10.0%	-15.2%	0%	66.7%
- Increase in Resources	-5.0%	0.0%	10.0%	6.6%	166%	33.3%
Total Portfolio Performance						100%

3. Capital Structure Management
(a) Change in NPO per Share	0.0%	0.8%	2.1%	0.0%	50%	50.0%
(b) Debt Service Capacity	Qualitative Assessment				200%	25.0%
(c) Relative Share Price Performance	37.5%	50.0%	75.0%	40.0%	60%	25.0%
(d) Qualitative Adjustment	Qualitative Assessment				0%	0.0%
Total Capital Structure Management						100%

4. Performance Against Budget
Payable Ounces	-10.0%	0.0%	20.0%	-1.7%	92%	100%
Production Ounces	-10.0%	0.0%	20.0%	0.7%	103%	100%
Expense Control	10%	0.0%	-10.0%	-9.2%	192%	100%

5. Environment, Health, Safety & Sustainability
Environment, Health, Safety & Sustainability	Qualitative Assessment				150%	100%

6. Overall Qualitative Adjustment
Discretionary Overall Qualitative Adjustment	Qualitative Assessment				14%	—

(1)                                 NPO is calculated by discounting expected future payable ounces by risk adjusted discount rates. Specifically, discount rates are adjusted to reflect: (i) mineral classification of production profile, with higher discount rates being used for categories with lower confidence levels; (ii) credit quality of counterparty; (iii) political risk; (iv) life cycle of the asset (whether in production, development or exploration stage); and (v) asset quality (the lower the cost quartile the lower the applied discount rate).  The Total Cost / NPO as a percentage of spot silver price provides a consistent metric for comparing spot price to the price paid for each net present payable ounce. Total Cost is calculated as the Upfront Payment made in a streaming transaction plus the present value of expected production payments relative to future payable ounces.

The Corporate Performance objective is comprised of sub-objectives as noted in the table above, each of which are further described below.

The Value/Quality of Transactions Completed performance objective is determined on the basis of three sub-objectives relating to new transactions announced during the year — total cost/NPO as a percentage of spot silver prices, NPO and increase in R&R. The evaluation of these sub-objectives is more fully described in the table and footnote above.  During 2017, the Company completed one new relatively small early deposit transaction which did not generate significant increases in NPO and R&R.

Portfolio Performance measures the organic growth of the Company’s portfolio of assets in terms of R&R.

The Capital Structure Management performance objective seeks to assess management’s ability to optimize the Company’s capital structure and is based on three sub-objectives together with a qualitative adjustment factor if necessary as follows:

(a)         The Change in NPO Per Share sub-objective measures the percentage change in NPO as a result of new transactions and capital management activities. During 2017 there was no significant accretion of NPO.

(b)         The Debt Service Capacity sub-objective involves a subjective assessment by the Human Resources Committee of the Company’s ability to access debt markets, leverage risk and ability to comply with financial covenants under its debt facilities. In arriving at a total qualitative assessment of 200%, the Human Resources Committee considered that the Company had amended its revolving credit facility to extend the maturity date to 2022, the continued utilization of a letter of guarantee to appeal the CRA reassessments and the significant ability of the Company to withstand commodity price decreases.

(c)          The Relative Share Price Performance sub-objective compares the Common Share price of the Company with that of the 2017 Comparator Group during the year. The Company’s price performance ranked in the 40th percentile relative to the 2017 Comparator Group.

(d)         In considering whether to make a Qualitative Adjustment to the Capital Structure Management criteria, the Human Resources Committee considered, among other matters, the following:

•                  Extended maturity date of revolving credit facility to 2022; and

•                  Share price increase of 15% from December 31, 2016 to December 31, 2017.

Taking the foregoing into account, the Human Resources Committee did not believe that it was necessary to make an overall qualitative adjustment to the Capital Structure Management criteria.

Performance Against Budget measures three principal areas:

•                  Payable Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual budgeted payable ounces;

•                  Production Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual production guidance; and

•                  Expense Control performance metric measures the percentage by which the actual general and administration expense of the Company for 2017 is less than (exceeds) the budgeted general and administration expense for 2017, adjusting for certain matters that were not appropriate to take into account in evaluating management’s ability to control expenses.

The Environment, Health, Safety & Sustainability performance objective is a qualitative assessment of the Company’s commitment and contribution to: business ethics; the environment; health and safety; community development and sustainability by the Company and its employees (collectively, the “CSR Program”). The Human Resources Committee assessed a performance factor of 150% based on consideration of the creation of comprehensive CSR policies, including the Company’s involvement in, and charitable contributions to, CSR Programs, and the Company’s adherence and commitment to ethical business conduct. During 2017, the Wheaton group pledged almost US$3 million to over 60 organizations around the world.

As part of its consideration of the Discretionary Overall Qualitative Adjustment, the Human Resources Committee retains discretion to adjust the Corporate Performance actual results if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the 2017 Comparator Group and other considerations not reflected within the Corporate Performance objectives above.

In determining whether to apply its discretion to provide a qualitative adjustment in respect of the 2017 year, the Human Resources Committee considered the compensation of the 2017 Comparator Group, the extensive management of existing streams, including the negotiation of a new amended stream transaction in respect of the San Dimas mine, amendments to the stream transaction in respect of the Keno Hill mine and amendments to the stream transaction in respect of the Minto mine. The Committee also considered the new comprehensive CSR Programs, the name change to Wheaton Precious Metals and that an impairment charge was recorded in respect of the Pascua-Lama mine precious metal purchase agreement. Taking into account the foregoing, the Human Resources Committee did believe that it was necessary to make an overall qualitative adjustment in respect of the 2017 year and determined to increase the aggregate corporate performance results by 14%.

The following table details the weighted result by Named Executive Officer of each of the corporate performance objectives for the 2017 year.

Actual Corporate Objectives Results Weighted By Named Executive Officer (1)(2)

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development	President, Wheaton International
Value/Quality of Transactions Completed	17%	10%	12%	17%	17%
Portfolio Performance	3%	3%	3%	3%	3%
Capital Structure Management	14%	14%	14%	5%	0%
Performance Against Budget:
Payable Ounces	5%	5%	5%	5%	5%
Production Ounces	5%	5%	5%	5%	5%
Expense Control	10%	19%	10%	10%	10%
Environment, Health & Safety	8%	8%	8%	8%	8%
Total Corporate Performance – Actual	60%	62%	55%	51%	47%
Discretionary Overall Qualitative Adjustment	14%	14%	14%	14%	14%
Total Corporate Performance – Target	75%	65%	65%	65%	60%

(1)         Numbers may not add up due to rounding on application of Corporate Performance results.

(2)         Mr. Tatarkin’s annual bonus is ultimately determined by the Board of Wheaton International.

Personal Performance Objectives

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.

The Human Resources Committee considered the 2017 Comparator Group compensation for comparable positions for each of the Named Executive Officers to be important metrics in retaining and incentivizing the Named Executive Officers. Therefore, the Human Resources Committee reviewed the actual bonuses that would have resulted from the application of the assessment of the Corporate and Personal Performance objectives, compared to the 2017 Comparator Group, for each of the Named Executive Officers. Taking into account the foregoing, the Human Resources Committee determined that no further adjustments to the bonus awards for the Named Executive Officers was necessary.

As a result of the foregoing, with respect to the financial year ended December 31, 2017, bonuses were awarded to the following Named Executive Officers in March 2018:

Non-equity Incentive Plan Actual Compensation

Name of Officer	Title of Officer	Bonus Amounts (1) ($)	Actual (2) %	Target %	Maximum %
Randy V.J. Smallwood	President and Chief Executive Officer	$956,520	121%	100%	200%
Gary D. Brown	SVP and Chief Financial Officer	$414,492	101%	75%	150%
Curt D. Bernardi	SVP, Legal and Corporate Secretary	$414,492	101%	75%	150%
Haytham H. Hodaly	SVP, Corporate Development	$379,420	93%	75%	150%
Nikola Tatarkin	President, Wheaton International	$216,000	76%	60%	120%
		$2,380,924

(1)         With the exception of Mr. Tatarkin’s bonus, these amounts have been converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)         This column expresses the bonus amount awarded for 2017 as a percentage of 2017 base salary.

Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units

The Company’s long-term incentive plan is designed to advance the interests of the Company by encouraging eligible participants (employees, officers and consultants) to have equity participation in the Company through the acquisition of Common Shares. From 2011 through to 2016, long-term incentive plan awards were made in stock options and performance share units, with approximately 50% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in stock options and 50% in performance share units. Starting in 2017, long-term incentive plan awards also include Restricted Share Rights. Accordingly, the Company now targets an award that results in approximately 50% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in performance share units, 25% in stock options and 25% in Restricted Share Rights. Previous grants are taken into consideration when considering new grants.

Annually, the Chief Executive Officer proposes a long-term incentive plan award for executive officers in his presentation to the Human Resources Committee based on an approximate target award (as set out in table below), an evaluation of each executive’s personal performance, a comparison of the long-term compensation to a comparator group and such other factors as the Chief Executive Officer determines to be relevant. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options and performance share units to be granted. In addition, the Human Resources Committee considered the long-term award of stock options, restricted share rights and performance share units made in March 2017 compared to the 2017 Comparator Group for the Named Executive Officers.

As a result of the foregoing, the target awards and actual awards for 2017 long-term compensation expressed as a percentage of base salary were as follows:

2017 Long-Term Compensation Awards as a Percentage of Base Salary

	Randy V.J. Smallwood, President and CEO	Gary D. Brown, SVP, CFO	Curt D. Bernardi, SVP, Legal and Corporate Secretary	Haytham H. Hodaly SVP, Corporate Development	Nikola Tatarkin, President, Wheaton International
Targeted Award Values
Stock Options Value	60%	47.5%	47.5%	47.5%	47.5%
Restricted Share Rights Value	60%	47.5%	47.5%	47.5%	47.5%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	240%	190%	190%	190%	190%

Actual Award Values
Stock Options Value	62%	49%	49%	49%	49%
Restricted Share Rights	60%	47%	47%	47%	47%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	242%	191%	191%	191%	191%

2017 Stock Option Awards

As a result of the foregoing and on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as set forth in the table below in March 2017.

For the purposes of the award of stock options made in March 2017 to the Named Executive Officers: (i) the grant date is the third trading day following the release of the 2016 financial results of the Company; and (ii) the exercise price for each option is equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2016 financial results of the Company. For the award of options: (i) the vesting schedule is the first anniversary date of the grant date for one half of the award and the second anniversary date of the grant for the final one half of the award; and (ii) the stock options are exercisable for a five year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 77.

The total number of stock options granted to the Named Executive Officers in 2017 represents approximately 0.06% of the Common Shares outstanding as of March 21, 2018.

Stock Option Awards

Name of Officer	Title of Officer	Number of Stock Options		Option Awards (3) ($)
Randy V.J. Smallwood	President and Chief Executive Officer	108,000	(1)	492,143
Gary D. Brown	SVP and Chief Financial Officer	44,300	(1)	201,870
Curt D. Bernardi	SVP, Legal and Corporate Secretary	44,300	(1)	201,870
Haytham H. Hodaly	SVP, Corporate Development	44,300	(1)	201,870
Nikola Tatarkin	President, Wheaton Precious Metals International	28,000	(2)	139,764
		268,900		1,237,517

(1)                                 These stock options will vest as to one-half on March 24, 2018 and one-half on March 24, 2019. The exercise price for these stock options is C$27.51.

(2)                                 These stock options will vest as to one-half on March 24, 2018 and one-half on March 24, 2019. The exercise price for these stock options is US$20.63.

(3)                                 The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. With the exception of Mr. Tatarkin, key assumptions and estimates used in the model include an expected average option life of 2.5 years, a discount rate based on the average yields of two year and three year Government of Canada benchmark bonds and a volatility of 35% based on historical volatility of the stock price of the Company as traded on the TSX during the 2.5 year period immediately preceding the grant date. Converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017. Key assumptions and estimates used in the model for Mr. Tatarkin include an expected average option life of 2.5 years, a discount rate based on the average yields of two year and three year United States Treasury Bills and a volatility of 40% based on historical volatility of the stock price of the Company as traded on the NYSE during the 2.5 year period immediately preceding the grant date

2017 Restricted Share Right Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units” on page 59, the Board granted Restricted Share Units to the Named Executive Officers as set forth in the table below in March 2017. Each Restricted Share Right entitles the holder to one Common Share on the later of (i) the end of a restricted period of time determined at the time of grant, and (ii) a date determined by a holder that is after the restricted period of time but at or before retirement or termination. Further details regarding Restricted Share Rights are and the Restricted Share Plan are described on page 80 under the heading “Restricted Share Plan”.

Restricted Share Right Awards

Name of Officer	Title of Officer	Number of RSUs (1)	RSU Award Value (2) ($)
Randy V.J. Smallwood	President and Chief Executive Officer	21,640	445,162
Gary D. Brown	SVP and Chief Financial Officer	8,880	182,674
Curt D. Bernardi	SVP, Legal and Corporate Secretary	8,880	182,674
Haytham H. Hodaly	SVP, Corporate Development	8,880	182,674
Nikola Tatarkin	President, Silver Wheaton Caymans	6,530	134,714
		54,810	1,127,898

(1)                                 This reflects RSUs for which the restricted period has not yet expired as of December 31, 2017. In respect of grants of Restricted Share Rights made in March 2017, the restricted periods expire as to 50% on March 24, 2018 and as to the other 50% on March 24, 2019.

(2)                                 Calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX on March 23, 2017 of C$27.51) by the number of Restricted Share Rights awards and converted to United States dollars at the exchange rate of C$1.00 = US$0.7499, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on March 23, 2017.

2017 Performance Share Unit Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan — Stock Options and Performance Share Units” on page 59, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2017. Performance Share Units entitle the holder to a cash payment at the end of a specified performance period in an amount equal to the number of Performance Share Units held, multiplied by a multiplier as determined pursuant to certain specified performance criteria, multiplied by the fair market value of a Common Share as of the end of the performance period. Further details regarding the Performance Share Units and the Performance Share Unit Plan are described on page 79 under the heading “Performance Share Unit Plan”.

With respect to the particular award of Performance Share Units made in March 2017, the performance period is three years commencing March 24, 2017. The multiplier to apply at the end of the performance period is determined in accordance with the following table depending on the percentile that the total shareholder return of a Common Share (assuming reinvestment of all dividends) represents to the total shareholder return of the comparator group described below:

Wheaton Return Compared to Comparator Returns	Multiplier

• performance below the 37.5th percentile	0%
• threshold performance at the 37.5th percentile	50%
• performance at the median (50th percentile)	100%
• maximum performance at the 75th percentile	200%

In March 2017 the comparator group was modified to double the number of comparator companies.  The comparator group for the 2017 Performance Share Unit awards is comprised of: (i) the common shares of each of the following companies:

Hochschild Mining plc	Goldcorp Inc.
Hecla Mining Company	Osisko Mining Inc.
Silver Standard Resources Inc.	Tahoe Resources Inc.
Fresnillo plc	Altius Minerals Corporation
Franco-Nevada Corporation	Sandstorm Gold Ltd.
Royal Gold, Inc.	Barrick Gold Corporation
Pan American Silver Corp.	Newcrest Mining Limited
Agnico Eagle Mines Limited	Randgold Resources Limited

(ii) the Philadelphia Gold & Silver Index; and (iii) the silver and gold price (collectively, the “PSU Comparator Group”). Provision is made to address situations where a comparator ceases to exist, or ceases to be relevant, or the Human Resources Committee otherwise determines in its sole discretion to add or remove a comparator in the comparator group.

The PSU Comparator Group differs from the 2017 Comparator Group because of the different purposes for which the comparator groups are used. The PSU Comparator Group measures Company performance, with the result that the PSU Comparator Group is comprised of companies that are either royalty/streaming companies or silver mining companies of a similar size and complexity to the Company, and whose company performance the Company views as being comparable to its own. The 2017 Comparator Group, on the other hand, is used to benchmark Named Executive Officer base salary, annual performance based cash incentives and long-term incentives, and is therefore intended to be more reflective of a comparator group with which the Company competes for employees and officers.

If the total shareholder return of a Common Share is greater than the lowest PSU Comparator Group return and less than the highest PSU Comparator Group return, then interpolation between the returns nearest to the total shareholder return of a Common Share will be used to determine the percentile achieved. Interpolation will also be used to determine the multiplier if the percentile that the total shareholder return of a Common Share represents is between the threshold performance (37.5th percentile) and the median or if such percentile is between the median and the maximum performance (75th percentile) range. The multiplier is capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

During 2017, none of the Named Executive Officers received any cash payout under previously issued Performance Share Units that had passed their three year performance period.

Performance Share Unit Awards

Name of Officer	Title of Officer	Number of PSUs (1)	PSU Award Value (2) ($)
Randy V.J. Smallwood	President and Chief Executive Officer	43,280	949,053
Gary D. Brown	SVP and Chief Financial Officer	17,770	389,664
Curt D. Bernardi	SVP, Legal and Corporate Secretary	17,770	389,664
Haytham H. Hodaly	SVP, Corporate Development	17,770	389,664
Nikola Tatarkin	President, Wheaton International	13,070	286,602
		109,660	2,404,647

(1)                                 These Performance Share Units have a three year performance period commencing March 24, 2017.

(2)                                 Calculated by multiplying the grant date fair value of the Performance Share Unit (being the closing price of a Common Share on the day before the grant date of the Performance Share Units) and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017. As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of Performance Share Units reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of Performance Share Units anticipated to vest based on the anticipated performance factor.

Retirement Plans

The Company matches employee contributions to a registered retirement savings plan up to a maximum of 9% of base salary, or $10,366 (C$13,005) whichever is lower.

As required under certain statutory provisions, in respect of certain employees of Wheaton International, contributions are made to a third party plan (the “Caymanian Plan”). Under the terms of an employment agreement with Mr. Tatarkin, the only NEO who is eligible for the Caymanian Plan, the Company contributes 5% of the maximum pensionable earnings to the Caymanian Plan and Mr. Tatarkin contributes 5% of the maximum pensionable earnings.  Amounts contributed under the Caymanian Plan are invested through the British Caymanian Pensions. The Company does not have any other pension plans or other supplemental employee retirement plans.

Other Compensation — Perquisites

During the financial year ended December 31, 2017, none of the Named Executive Officers received perquisites that in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary, other than as disclosed in the Summary Compensation Table.

Executive Share Ownership Policy

The Company has adopted a policy (the “Executive Share Ownership Policy”) which requires certain officers of the Company to hold a minimum number of Common Shares equal to three times base salary for the CEO and two times base salary for all other NEOs. Under the Executive Share Ownership Policy:

•                  the ownership requirement must be attained within four years of becoming an officer and must be maintained throughout their tenure as such an officer; and

•                  in calculating Common Share holdings, the officer may include any Restricted Share Rights and Performance Share Units held, but may not include any stock options held.

The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate under the Executive Share Ownership Policy.

The following table provides information regarding the share ownership, actual and required, for each Named Executive Officer as of December 31, 2017.

Executive Share Ownership Policy

	Share Ownership Requirement		Actual Share Ownership (1)
Name	Multiple of Base Salary	Ownership Requirement	Common Shares (2)	Restricted Share Rights (3)	Performance Share Units (4)	Total Ownership	Satisfied Ownership Requirement?
Randy V.J. Smallwood	Three times	$2,372,766	$5,920,230	$479,357	$2,935,168	$9,334,755	Yes
			(267,262 Shares)	(21,640 Rights)	(144,280 PSUs)

Gary D. Brown	Two times	$820,216	$543,153	$196,705	$1,195,500	$1,935,358	Yes
			(24,520 Shares)	(8,880 Rights)	(58,770 PSUs)

Curt D. Bernardi	Two times	$820,216	$130,693	$458,091	$1,195,500	$1,784,284	Yes
			(5,900 Shares)	(20,680 Rights)	(58,770 PSUs)

Haytham H. Hodaly	Two times	$820,216	$Nil	$196,705	$1,195,500	$1,392,205	Yes
			(Nil Shares)	(8,880 Rights)	(58,770 PSUs)

Nikola Tatarkin	Two times	$567,000	$99,681	$144,649	$854,844	$1,099,174	Yes
			(4,500 Shares)	(6,530 Rights)	(42,070 PSUs)

(1)                                     Represents Common Shares, Restricted Share Rights and Performance Share Units beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised as of December 31, 2017. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers.

(2)                                     The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017; and (ii) the weighted average cost of the Common Shares converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(3)                                     This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017; and (ii) the closing price of the Common Shares one business day prior to the date of grant converted to United States dollars at the exchange rate of C$1.00 = US$0.7499, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on March 24, 2017.

(4)                                     In accordance with the terms of the Executive Share Ownership Policy, the value of the Performance Share Units is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017 using the estimated performance factor based on information available at December 31, 2017 applied to the total number of Performance Share Units held (taking into account Performance Share Units granted in lieu of dividends on Performance Share Units held); and (ii) the closing price of the Common Shares one business day prior to the date of grant converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017 using a performance factor of 100% applied to the number of Performance Share Units originally awarded.

Policy Regarding Certain Financial Instruments

In March 2012, based on the recommendation of the Human Resources Committee, the Board adopted a policy that restricts all directors, officers and Vice-Presidents of the Company from entering into certain financial instruments that are designed to hedge or offset a decrease in the market value of: (i) compensation paid in equity in the Company that has not yet vested; (ii) equity in the Company that the individual is required to hold to satisfy the requirements of the Executive or Director Share Ownership Policy; or (ii) any other equity in the Company if the individual does not hold the underlying equity.

Consideration of Risk Associated with Executive Compensation

The Audit Committee has the overall responsibility to identify, review and assess significant business, political, financial and control risks and exposures, and as part of that general mandate, considers significant risks associated with the Company’s compensation policies and practices. However, without limiting or reducing the scope of the Audit Committee’s role and responsibilities with respect to risk, in March 2012 the Board charged the Human Resources Committee with a complementary responsibility to identify, review and assess risks specifically associated with the Company’s compensation policies and practices, in order to facilitate a more granular review of risk as part of the overall consideration of the Company’s compensation policies and practices.

In fulfilling its responsibilities, the Human Resources Committee’s is required to:

•                  adopt such practices as may be appropriate to identify and mitigate any compensation program that could encourage an executive officer to take inappropriate or excessive risks;

•                  review the compensation program with a view to identifying, reviewing and assessing any risks and developing a mitigation strategy if determined appropriate in the circumstances; and

•                  identify any risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Company.

The Human Resources Committee’s review of the Company’s compensation program is initiated through a detailed risk assessment of the compensation program prepared by management, which identifies risks associated with the Company’s compensation program and evaluates those risks on the basis of an impact assessment, likelihood of occurrence assessment, and an overall assessment of the effectiveness of the current compensation practice taking into account any mitigation strategies or practices. The Human Resources Committee members review that assessment based on their own expertise and knowledge of the Company’s compensation program.

As a result of the foregoing review, there were no aspects of the compensation program that were identified as being reasonably likely to have a material adverse effect on the Company. Contributing to that conclusion, a number of factors were identified that mitigated the potential for excessive risk taking, including:

•                  adoption of a balanced compensation program where a significant portion of compensation is paid in long-term compensation;

•                  two year and three year vesting elements for long-term compensation, with overlapping performance and vesting periods;

•                  introduction of a long-term performance period for Performance Share Units;

•                  reliance on a number of corporate and personal performance metrics for payouts under the annual performance-based cash incentive;

•                  a cap on the maximum payout under the Performance Share Units and the annual performance-based cash incentive;

•                  the Executive Share Ownership Policy; and

•                  strong governance practices and oversight of the compensation program, together with Human Resources Committee discretion with respect to payouts under the annual performance based cash incentive and other elements of the compensation program.

Succession Planning for President and Chief Executive Officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the President and Chief Executive Officer.

The Human Resources Committee formally considers succession planning for the President and Chief Executive Officer at meetings held in March of each year.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees the Company has. The Company has a total of 38 employees as of March 21, 2018, including 13 employees of Wheaton International located in the Cayman Islands. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of the vacancy. The Board seeks opportunities to interact with and develop potential eventual internal successors. The Board also encourages all employees to engage in professional development and training to improve their skills and abilities.

Future Compensation Program

The Company does not expect to change its compensation program in any significant way for the 2018 year.

Pay for Performance Alignment

As the most significant element of compensation paid to executives is provided in the form of equity compensation, which is intended to align with shareholder experience, the Company believes there is a strong link between executive compensation and Company performance. The chart below provides a comparison between three year total shareholder return and the reported Summary Compensation Table pay for the CEO of the Company for the most recent year ended December 31, 2017, as compared with the 2017 Comparator Group. Where some of the 2017 reported Summary Compensation Table pay for the 2017 Comparator Group was not publicly available as of the date of this management information circular, for purposes of comparing Summary Compensation Table pay, reported Summary Compensation Table Pay for the 2016 financial year of the 2017 Comparator Group was used. Total shareholder return was calculated over a three year period ended December 31, 2017 and assumes reinvestment of dividends paid during the period.

2017 Summary Compensation Table Pay & Three Year Total Shareholder Return

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2012 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017
Wheaton	100.00	61.06	81.86	60.35	91.94	100.14
S&P/TSX Composite Index	100.00	112.99	124.92	114.53	138.67	151.28
S&P/TSX Global Mining Index	100.00	82.29	71.96	53.32	77.02	90.44

* The S&P/TSX Capped Diversified Metals and Mining Index, previously used in this graph, has been discontinued.

The performance graph illustrates that Wheaton has outperformed S&P/TSX Global Mining Index (“Global Mining Index”) but not the S&P/TSX Composite Index over the five most recently completed financial years of the Company. Wheaton’s performance has aligned with both the S&P/TSX Composite Index and the Global Mining Index at differing points in the periods; however significant commodity price declines during the period, as evidenced by the performance of the Global Mining Index in the same period, have had a significant impact on Wheaton’s performance since 2012.

While share price is an important factor in Wheaton’s target corporate performance, the Human Resources Committee recognizes that management has little ability to influence commodity prices (which have a significant impact on the Company’s share price performance) and therefore does not place undue emphasis on share price performance in its evaluation of NEO performance. Other factors, as set out above under “Overview of How Compensation Program Fits with Compensation Goals” play a more significant role in the determination of executive compensation, including actions and decisions by management that support overall business strategy and operation of the business.

The Company’s share price performance does, however, have a significant impact on the NEO’s net realizable pay. A significant portion of the NEO total compensation is paid in long term incentive plan awards (52% of the CEO’s total compensation in 2017), the value of which will vary depending on the share price performance of the Company.

Net Realizable Pay

The Company has included additional information showing the Chief Executive Officer’s realizable pay in the table below. Realizable pay adjusts the calculation of compensation set out in the Summary Compensation Table to reflect the actual value of compensation realizable as at December 31, 2017 rather than grant-date value. The Company believes that the net realizable pay disclosure provides shareholders with a valuable additional tool for evaluating pay of Named Executive Officers as it more closely reflects the amount that is actually realizable by a Named Executive Officer. For the purposes of net realizable pay, the Company has made adjustments as follows:

Compensation Element	Net Realizable Pay Disclosure Adjustment
Salary	None
Annual Incentive Plan (Cash Bonuses)	None
Share-Based Awards (PSUs)

Based on information available as of the date of this Circular. The value is based upon PSU payouts for PSU awards that have vested. For PSU awards that have not vested, the value assumes payout at 0% of PSUs awarded and is calculated as at December 31, 2017.

Share-Based Awards (RSUs)

The value for RSUs is calculated using the closing price of the Common Shares on the TSX on December 31, 2017, and converted to United States dollars at the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada at the end of the applicable year.

Option-Based Awards

The value of options granted in any year is calculated based on the difference between the closing price of Common Shares on the TSX and the exercise price: (i) as of December 31, 2017 in the case of options granted in such year that remain outstanding as of December 31, 2017; and (ii) as of the date of exercise in the case of options granted in such year but exercised prior to December 31, 2017, and converted to United States dollars at the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada at the end of the applicable year.

Five Year Net Realizable Pay vs. Summary Compensation Table Pay — Chief Executive Officer

Net realizable pay for the years 2013 through 2017 was significantly less than the reported total compensation for the Chief Executive Officer as set out in the Summary Compensation Table as illustrated above.

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2017, 2016 and 2015 regarding compensation earned by each of the Named Executive Officers.

The aggregate total compensation paid to the Named Executive Officers represented 16% of the net earnings of the Company for the year ended December 31, 2017, or approximately 3% of the adjusted net earnings of the Company for the year ended December 31, 2017.

Please see “Non-IFRS Measures” at the end of this management information circular.

Summary Compensation Table (1)

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based Awards (2) ($)	Option- based awards (3) ($)	Annual incentive plans (4)	Long-term incentive plans	All other compensation ($) (5)	Total compensation ($)
Randy V.J. Smallwood President and Chief Executive Officer	2017	790,922	1,394,215	492,143	956,520	—	—	3,633,800
	2016	703,836	883,526	887,748	1,095,601	—	—	3,570,711
	2015	682,763	920,465	868,745	1,109,038	—	—	3,581,011

Gary D. Brown SVP and Chief Financial Officer	2017	410,108	572,338	201,870	414,492	—	—	1,598,808
	2016	364,952	363,805	372,854	425,281	—	—	1,526,892
	2015	354,025	368,186	355,052	447,950	—	—	1,525,213

Curt D. Bernardi SVP, Legal and Corporate Secretary	2017	410,108	572,338	201,870	414,492	—	—	1,598,808
	2016	364,952	363,805	372,854	440,177	—	—	1,541,788
	2015	354,025	368,186	355,052	442,170	—	—	1,519,433

Haytham H. Hodaly SVP, Corporate Development	2017	410,108	572,338	201,870	379,420	—	—	1,563,735
	2016	364,952	363,805	372,854	435,708	—	—	1,537,319
	2015	354,025	368,186	355,052	433,500	—	—	1,510,763

Nikola Tatarkin (5) President, Wheaton Precious Metals International Ltd.	2017	283,500	421,316	139,764	216,000	—	116,544	1,177,123
	2016	270,000	277,185	280,699	230,000	—	104,813	1,162,697
	2015	270,000	239,321	248,989	215,000	—	101,968	1,075,278

(1)                                 With the exception of Performance Share Unit awards, all compensation in respect of Mr. Tatarkin is paid in US$.  All other compensation in this Summary Compensation Table is paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2017 at the exchange rate of C$1.00 = US$0.7971, for the financial year ended December 31, 2016 at the exchange rate of C$1.00 = US$0.7448, and for the financial year ended December 31, 2015 at the exchange rate of C$1.00 = US$0.7225.

(2)                               The amounts in this column for the financial year ended December 31, 2017 represents the combined value of the Performance Share Units and Restricted Share Rights which were granted during 2017, while the amounts in this column for the financial year ended December 31, 2016 and December 31, 2015 represents Performance Share Units which were granted during the years in question.  Restricted Share Rights are settled in Common Shares on the later of (i) the end of a restricted period of time determined at the time of the grant, and (ii) a date determined by a holder that is after the restricted period of time but before retirement or termination. The amounts in this column relating to Restricted Share Rights for 2017 are calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX on March 23, 2017of C$27.51) by the number of Restricted Share Rights awards, and has been converted to United State dollars for reporting purposes in the Summary Compensation Table. This is consistent with the accounting values used in the Company’s financial statements. Performance Share Units are paid out in cash following a three year performance period, based on the fair market value of a Common Share as at the end of the performance period and the achievement of certain performance criteria during such time. The amounts in this column relating to Performance Share Units for 2017, 2016 and 2015 are calculated by multiplying the grant date fair value of the Performance Share Units (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Performance Share Units awarded, and has been converted to United States dollars for reporting purposes in the Summary Compensation Table. As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of Performance Share Units reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of Performance Share Units anticipated to vest based on the anticipated performance factor.

(3)                                 The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America.  Key assumptions and estimates for all employees other than Mr. Tatarkin used in the model include an average expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility of 35%, which is based on the historical volatility of the stock price as traded on the TSX of the Company during the 2.5 year period immediately preceding the grant date. As it relates to Mr. Tatarkin, key assumptions and estimates used in the model include an average expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year United States Treasury Bills and a volatility of 40% for 2017 and 35% for 2016 and 2015, which is based on the historical volatility of the stock price as traded on the NYSE of the Company during the 2.5 year period immediately preceding the grant date.

(4)                                 Amounts in this column are paid as annual cash bonuses in respect of the financial year noted.  These payments are generally made by April 15 of the following financial year.

(5)                                 These amounts represent, in respect of Mr. Tatarkin, contributions to the Caymanian Plan. For Mr. Tatarkin, amounts also include a cost of living allowance, cash in lieu of company sponsored retirement savings plan, travel allowance and a car allowance. The value of all other perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2017, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2017.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options (1) (2) ($)	Number of shares or units of shares that have not vested (3) (#)		Market or payout value of share- based awards that have not vested (1) (4) ($)	Market or payout value of vested share- based awards not paid out or distributed (1) (4) (5) ($)
Randy V.J. Smallwood	300,000	25.41	26-Mar-18	—	148,342	PSUs	1,149,456	Nil
	270,000	20.78	25-Mar-19	370,173	21,640	RSUs	479,357	Nil
	230,000	20.31	23-Mar-20	423,499
	250,000	18.54	21-Mar-21	902,716
	108,000	21.93	24-Mar-22	24,104

Gary D. Brown	120,000	25.41	26-Mar-18	—	60,418	PSUs	472,012	Nil
	100,000	20.78	25-Mar-19	137,101	8,880	RSUs	196,705	Nil
	94,000	20.31	23-Mar-20	173,082
	105,000	18.54	21-Mar-21	379,141
	44,300	21.93	24-Mar-22	9,887

Curt D. Bernardi	120,000	25.41	26-Mar-18	—	60,418	PSUs	472,012	Nil
	100,000	20.78	25-Mar-19	137,101	8,880	RSUs	196,705	261,387
	94,000	20.31	23-Mar-20	173,082
	105,000	18.54	21-Mar-21	379,141
	44,300	21.93	24-Mar-22	9,887

Haytham H. Hodaly	120,000	25.41	26-Mar-18	—	60,418	PSUs	472,012	Nil
	100,000	20.78	25-Mar-19	137,101	8,880	RSUs	196,705	Nil
	94,000	20.31	23-Mar-20	173,082
	105,000	18.54	21-Mar-21	379,141
	44,300	21.93	24-Mar-22	9,887

Nikola Tatarkin	70,000	31.20	26-Mar-18	—	43,228	PSUs	347,768	Nil
	50,000	23.27	25-Mar-19	—	6,530	RSUs	144,649	Nil
	60,000	20.22	23-Mar-20	114,600
	75,000	17.92	21-Mar-21	315,750
	28,000	20.63	24-Mar-22	42,000

(1)                                 With the exception of Mr. Tatarkin’s option exercise prices, which are denominated in US$, amounts have been converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 Calculated using the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79 (or the closing price of the Common Shares on the NYSE on December 31, 2017 in respect of Mr. Tatarkin) and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)                                 This column reflects Performance Share Units for which the vesting period had not yet expired as of December 31, 2017.

(4)                                 In relation to RSUs, the figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2017 of C$27.79. In relation to PSUs, the figures in this column are calculated using the fair market value of the Common Shares at December 31, 2017 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

(5)                                 This column reflects RSUs for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2017.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2017.

Value Vested or Earned During the Financial Year Ended December 31, 2017

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Randy V.J. Smallwood	624,089	—	—
Gary D. Brown	258,926	—	—
Curt D. Bernardi	258,926	—	—
Haytham H. Hodaly	258,926	—	—
Nikola Tatarkin	140,475	—	—

(1)                                 This represents PSUs vesting during the financial year ended December 31, 2017.  With the exception of Mr. Tatarkin, amounts have been converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017. The PSUs paid out during the year ended December 31, 2017 had a performance factor of 0% resulting in a cash disbursement of $Nil.

The following table provides information regarding the value of stock options exercised by each Named Executive Officer during the financial year ended December 31, 2017.

Stock Options Exercised During the Financial Year Ended December 31, 2017

Name	Number of Options Exercised	Option Exercise Price ($)	Value Realized ($)
Randy V.J. Smallwood	—	—	—
Gary D. Brown	—	—	—
Curt D. Bernardi	—	—	—
Haytham H. Hodaly	—	—	—
Nikola Tatarkin	—	—	—

(1)                                 Converted into United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if the Common Shares were immediately sold following exercise (or the closing price of the Common Shares on the TSX as of the day before the exercise if the Common Shares acquired on exercise of any stock options were not immediately sold following exercise) and subtracting the exercise price of stock options.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Messrs. Smallwood, Brown, Bernardi, Hodaly and Tatarkin which are summarized below.

A “Change of Control” is defined in these employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

The applicable Change of Control provisions for the Named Executive Officers are “double-trigger” because they require a Change of Control and the termination or effective termination of the NEO.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Randy V.J. Smallwood

Mr. Smallwood’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Smallwood receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of two triggering events (the “Double Trigger Events”) being: (A) a change of control of the Company (a “Change of Control” as defined below); and (B) that within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Smallwood for any reason other than just cause; or (ii) Mr. Smallwood elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

Gary D. Brown

The employment agreement for Mr. Brown provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source.  Bonus entitlement is equal to the greater of the target annual bonus for Mr. Bernardi or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Haytham H. Hodaly

The employment agreement for Mr. Hodaly provides for a severance payment of twelve months’ salary and bonus entitlement, plus one additional month of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which such named employee is entitled to a severance payment or until he receives comparable benefits from another source.  Bonus entitlement is equal to the target bonus for the number of months for which such employee is entitled to a termination allowance.  The employment agreement for Mr. Hodaly provides for a severance payment of two years’ salary, plus two times his annual bonus at target, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Hodaly further provides that during such employee’s employment and following employment for the period to which such employee was entitled to, or would have been entitled to, a termination allowance as described above, he will not be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any person or business: (i) engaged in or whose business includes metal streaming agreements; or (ii) that explores, acquires, leases or options any mineral property any portion of which lies within 10 kilometres of any property which the Company has an interest in or any property of a person in respect of which such person has made a proposal to the Company during his employment with the Company.

Nikola Tatarkin

The employment agreement for Mr. Tatarkin does not provide for severance payments as those payments will be made based on employment law in effect at the time of his termination. The employment agreement for Mr. Tatarkin does not provide for a specific severance payment to be paid to Mr. Tatarkin on a Change of Control.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers if terminated without cause on December 31, 2017, or if, upon the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

	Severance Period (# of months)		Base Salary (1) ($)		Bonus Target Value ($)		Benefits Uplift (2) ($)		Total Incremental Payment ($)
Randy V.J. Smallwood	36		2,372,767		3,517,602		187,844		6,078,213
Gary D. Brown	24		820,216		910,288		13,013		1,743,517
Curt D. Bernardi	24	(3)	820,216		942,172		10,253		1,772,641
Haytham H. Hodaly	18	(3)	615,162		461,371		17,351		1,093,884
Haytham H. Hodaly	6	(4)	205,054		153,790		—		358,844
Nikola Tatarkin	n/a	(5)	n/a	(5)	n/a	(5)	n/a	(5)	n/a	(5)
TOTALS			4,833,415		5,985,223		228,461		11,047,099

(1)                                 Salaries, bonuses and benefits for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table below at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(2)                                 Amounts in this column reflect accrued vacation allowance as of December 31, 2017.

(3)                                 This represents the entitlement the NEO would have received if terminated without cause on December 31, 2017, without a change of control having occurred.

(4)                                 This represents the additional entitlement the NEO would have received following the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

(5)                                 Mr. Tatarkin’s contract does not set out entitlement on termination or change of control. As such, his severance will be determined in accordance with law at the time of any termination.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2017.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by security holders	4,546,106	$19.82	4,932,051
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	4,546,106	$19.82	4,932,051

(1)                                 Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and Restricted Share Rights. This table does not include warrants issued as part of the acquisition from Vale of 70% of the gold production from certain of its mines located in Canada for a period of 20 years. Under that transaction, on February 28, 2013 the Company issued warrants to Vale to purchase 10,000,000 Common Shares at a price of $65.00 per Common Share. On August 16, 2016, in connection with the Company’s second amendment to the Salobo gold interest, the exercise price of these warrants was lowered from $65.00 to $43.75 per Common Share. The warrants expire February 28, 2023.

(2)                                 Where priced in Canadian dollars, converted to United States dollars at the exchange rate of C$1.00 = US$0.7971, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2017.

(3)                                 Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 21,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. Non-executive directors are not eligible to participate in the Share Option Plan. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007, May 21, 2009, May 9, 2014 and November 9, 2016. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 442,724,309 issued and outstanding Common Shares on December 31, 2017 and 442,724,309 issued and outstanding Common Shares on March 21, 2018 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 21,000,000, representing approximately 4.7% of the Company’s issued and outstanding Common Shares at December 31, 2017 and 4.7% of the Company’s issued and outstanding Common Shares at March 21, 2018. As at December 31, 2017, options to purchase an aggregate of 4,232,260 Common Shares, representing approximately 1.0% of the issued and outstanding Common Shares, were outstanding under the Share Option Plan and

13,205,551 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 3,562,189 Common Shares, representing approximately 0.8% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. The total number of stock options granted to the Named Executive Officers in 2017 represents approximately 0.06% of the Common Shares outstanding as of March 21, 2018.  The total number of stock options granted in 2017 (including to Named Executive Officers) represents approximately 0.11% of the Common Shares outstanding as of March 21, 2018. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan. The annual burn rate of the Share Option Plan for each of the Company’s most recently completed fiscal years is as follows:

Share Option Plan	2015	2016	2017
Number of stock options granted during fiscal year	1,012,700	1,159,900	508,360
Weighted Average number of stock options during fiscal year	4,112,201	4,572,399	4,252,489
Annual Burn Rate	24.63%	25.37%	11.95%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during, or on or before the date which is two trading days after the last day of a blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board.  At December 31, 2017, 1,635,300 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make, among other amendments, the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan; (b) change the definition of eligible participants which would have the potential of broadening insider participation; (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants; (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve; (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company; (f) discontinue the Share Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make any other amendments to the Share Option Plan including: (a) amendments to the vesting provisions of a security of the Share Option Plan; (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date; and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during, or on or before the date which is two trading days after the last day of such a blackout.

Performance Share Unit Plan

The Company’s performance share unit plan (the “PSU Plan”) was approved by the Board in March 2011 and has been amended by the Board effective March 21, 2018.  Under the March 21, 2018 amendment (i) declared dividends payable on outstanding Performance Share Units will be payable in cash at the end of the expiry of the performance period rather than by the issuance of further Performance Share Units, (ii) leaves of absences will result in an adjustment to new Performance Share Unit awards rather than adjusting the amount payable in cash at the end of the expiry of the performance period for outstanding Performance Share Units, and (iii) certain other administrative changes were made.  Shareholder approval was not required for this amendment in accordance with the terms of the PSU Plan.

The PSU Plan provides a framework for the issuance of performance share units (“Performance Share Units” or “PSUs”) which entitle the holder to a cash payment at the end of a specified performance period equal to the number of Performance Share Units granted, multiplied by a performance factor, and multiplied by the fair market value of a Common Shares at the expiry of the performance period. The specific elements of the PSU Plan are described in more detail below, and the specific elements of the award made to the Named Executive Officers in 2017 are described under the heading “2017 Performance Share Unit Awards” on page 61.

The PSU Plan provides that PSUs may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the PSU Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the PSU Plan for grants of PSUs to certain of the employees and officers of the Company.

There is no maximum number of PSUs that may be issued.  The PSU Plan is for non-U.S. participants only and is settled in cash only, not Common Shares. As at March 21, 2018, an aggregate of 717,564 PSUs were issued and outstanding.

The Committee determines the terms and conditions of each award of PSUs at the time of the award, establishing the number of PSUs to be awarded to each participant, the performance period, the performance criteria, and any other terms and conditions the Committee may deem appropriate or necessary.

Each PSU entitles the holder to a cash payment equal to the fair market value of a Common Share at the end of the specified performance period multiplied by the applicable multiplier. The multiplier is determined according to the performance criteria established by the Committee at the time of the initial award of PSUs, but may not exceed 200%.

In the event of a participant’s: (i) retirement or termination during a performance period, any PSUs automatically terminate, unless otherwise determined by the Committee; (ii) death during a performance period, any PSUs accelerate with performance being calculated as of the quarter end before the date of death if the performance criteria is based on financial statements, or the day before the date of death if the performance criteria is based on any other metric; (iii) disability, any PSUs continue to vest according to the PSU Plan terms.

Any dividends declared on Common Shares will result in an increase to the amount payable in cash at the end of the expiry of the performance period.

In the event of a change of control, unless the Board determine otherwise, any PSUs will be converted into a cash value based on the performance criteria with performance being calculated as of the quarter end before the date of the change of control if the performance criteria is based on financial statements, or the day before the change of control if the performance criteria is based on any other metric. The cash value may, at the option of the Board, either be converted into shares of the acquiror or remain denominated as a dollar amount, to be paid out in either case in cash at the end of the original performance period, subject to certain accelerating events.

Under the PSU Plan, the Board may from time to time amend the terms of the PSU Plan, provided that the amendment does not adversely affect a participant with respect to any PSUs previously awarded.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005 and was subsequently amended by the Board on June 6, 2006 and May 9, 2017. On May 17, 2017 the Company received TSX acceptance for certain amendments to the Company’s Restricted Share Plan.  Previously, restricted share rights (the “Restricted Share Rights” or “RSUs”) that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend.  As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors.  Shareholder approval was not required for this amendment in accordance with the terms of the Restricted Share Plan. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to certain of the employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.5% of the issued and outstanding Common Shares as at December 31, 2017 and 0.5% of the issued and outstanding Common Shares as at March 21, 2018. An aggregate of 313,846 Restricted Share Rights, representing approximately 0.07% of the issued and outstanding Common Shares, were outstanding as at December 31, 2017 under the Restricted Share Plan and 316,292 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,369,862 Restricted Share Rights, representing approximately 0.3% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan as of December 31, 2017.  The annual burn rate of the Restricted Share Plan for each of the Company’s most recently completed fiscal years is as follows:

Restricted Share Plan	2015	2016	2017
Number of RSUs granted during fiscal year	38,000	40,450	145,950
Weighted Average number of RSUs during fiscal year	169,229	185,254	285,466
Annual Burn Rate	22.45%	21.83%	51.13%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee.  Previously, Restricted Share Rights that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend.  As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors. Otherwise, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Other Information

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2017, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No: (a) director or executive officer of the Company who has held such position at any time since January 1, 2017; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the approval of the Share Option Plan Amendment Resolution as such persons are eligible to participate in the Share Option Plan.

Interest of Informed Persons in Material Transactions

Since January 1, 2017, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Appointment of Auditors

At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution. Deloitte LLP, Independent Registered Public Accounting Firm, was first appointed as auditors of the Company on September 24, 2004.

Fees billed by Deloitte LLP, Independent Registered Public Accounting Firm, in respect of services in 2016 and 2017 are detailed below:

Auditor Fees

	2016 (1) ($)	2017 (1) ($)
Audit Fees (2)	613,483	756,316
Audit-Related Fees (3)	137,544	81,922
Tax Fees (4)	31,280	25,040
All Other Fees	—	8,891
TOTAL	782,307	872,169

(1)                                 Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7971 for the financial year ended December 31, 2017 and at the exchange rate of C$1.00 = US$0.7448 for the financial year ended December 31, 2016.

(2)                                 Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)                                 Audit-related fees were paid for translation services rendered by the auditors in connection with the audit of the Company’s annual financial statements.

(4)                                 Tax fees were paid for tax compliance and advisory services.

Special Matters

Say on Pay Advisory Vote

In March, 2013, the Board adopted a policy relating to executive compensation, known as “Say on Pay”, to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.

The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of shareholders oppose the resolution, the Board will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

At the Company’s last annual and special meeting of shareholders held on May 10, 2017, 94% of votes cast were voted in favour of the Company’s non-binding resolution on executive compensation.

The Board recognizes that “Say on Pay” policies are evolving in Canada and globally and will undertake reviews to determine if the policy is effective in achieving its objectives. The Board believes that it is important to have constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting.  These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this management information circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution.  To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

Shareholder Engagement & Contacting Board of Directors

Shareholder Engagement & Contacting the Board of Directors

We recognize the importance of engagement with our shareholders and all stakeholders. During 2017, we engaged with shareholders and other stakeholders through a number of avenues, including the following:

Wheaton Event	Wheaton Engagement	Who does Wheaton engage and what are topics?
Calls, Discussions & Meetings	Senior Management	We hold meetings and discussions with retails shareholders as well as institutional investors throughout the year to provide public information on our business and operations
Governance Engagement	Directors	We respond to and provide insight into our governance practices with shareholder advocacy groups as requested
Mine Tour	Senior Management	Select investors and analysts are invited to attend and visit the location of one of the mines on which Wheaton has a streaming transaction
News Releases	Senior Management	Released throughout the year to report on material changes as well as upcoming events and important dates (including dates of release of financial results)
Quarterly conference call	Senior Management	Open to all investors, we review our most recent financial results
Annual General Meeting	Directors/Senior Management	Open to all investors

We value shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly as follows:

	Board Matters	Executive Compensation Matters	Governance Practices
Who	Chair of the Board	Chair of the Human Resources Committee	Chair of the Governance and Nominating Committee

Telephone	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066

Email	board@wheatonpm.com	hrc@wheatonpm.com	gnc@wheatonpm.com

Letter/Mail	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Board of Directors	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Human Resources Committee	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Governance and Nominating Committee

Additional Information

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.wheatonpm.com and on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2017 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice President, Investor Relations of the Company by phone at 604-639-9504 or toll free at 1-800-380-8687, or by e-mail at info@wheatonpm.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Randy V.J. Smallwood”
Randy V.J. Smallwood
President and Chief Executive Officer

Vancouver, British Columbia

March 21, 2018

Schedule “A” — Charter of the Board of Directors

I.             INTRODUCTION

A.            The Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.            The directors are stewards of the Company.  The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company.  In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.            These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.            COMPOSITION AND BOARD ORGANIZATION

A.            Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.            A majority of directors comprising the Board must qualify as independent directors.

C.            Certain of the Board’s responsibilities may be delegated to Board committees.  The responsibilities of those committees will be as set forth in their terms of reference.

III.          DUTIES AND RESPONSIBILITIES

A.            Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  The legal obligations of the Board are described in Section IV.  Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)                   annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

(ii)                appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)             determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)            assessing the adequacy and form of director compensation;

(v)               assuming responsibility for the Company’s governance practices;

(vi)            establishing new director orientation and ongoing director education processes;

(vii)         ensuring that the independent directors meet regularly without executive directors and management present;

(viii)      setting the terms of reference for the Board; and

(ix)            appointing the secretary to the Board.

B.            Human Resources

The Board has the responsibility to:

(i)                   provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)                appoint the CEO and plan CEO succession;

(iii)             set terms of reference for the CEO;

(iv)            annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)               monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)            to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)         set the CEO’s compensation;

(viii)      approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)            approve decisions relating to senior management, including:

(a)         review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)         on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)          review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)         employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)               approve certain matters relating to all employees, including:

(a)         the Company’s broad compensation strategy and philosophy;

(b)         new benefit programs or material changes to existing programs; and

(xi)            ensure succession planning programs are in place, including programs to train and develop management.

C.            Strategy and Plans

The Board has the responsibility to:

(i)                   adopt and periodically review a strategic planning process for the Company;

(ii)                participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)             approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)            direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)               approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)            approve material divestitures and acquisitions.

D.            Financial and Corporate Issues

The Board has the responsibility to:

(i)                   take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)                review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)             declare dividends;

(iv)            approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)               approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)            approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)         recommend the appointment of external auditors and approve auditors’ fees.

E.            Business and Risk Management

The Board has the responsibility to:

(i)                   ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)                approve any plans to hedge sales; and

(iii)             evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.             Policies and Procedures

The Board has the responsibility to:

(i)                   approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)                approve and act as the guardian of the Company’s corporate values, including:

(a)         approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)         require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)          disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)             direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.           Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)                   ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)                approve and periodically review the Company’s communications policy;

(iii)             ensure the Board has measures in place to receive feedback from shareholders;

(iv)            approve interaction with shareholders on all items requiring shareholder response or approval;

(v)               ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)            ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)         ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)      ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)            report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.          GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.            The Board is responsible for:

(i)                   directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)                recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.            Ontario law identifies the following as legal requirements for the Board:

(i)                   act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)         to disclose conflicts of interest;

(b)         not to appropriate or divert corporate opportunities;

(c)          to maintain confidential information of the Company and not use such information for personal benefit; and

(d)         disclose information vital to the business of the Company in the possession of a director;

(ii)                exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)             act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

Schedule “B” — Cautionary Notes

This circular contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•                  future payments by Wheaton in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•                  projected increases to Wheaton’s production and cash flow profile;

•                  the expansion and exploration potential at the Salobo and Peñasquito mines;

•                  projected changes to Wheaton’s production mix;

•                  anticipated increases in total throughput;

•                  the estimated future production;

•                  the future price of commodities;

•                  the estimation of mineral reserves and mineral resources;

•                  the realization of mineral reserve estimates;

•                  the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);

•                  the costs of future production;

•                  reserve determination;

•                  estimated reserve conversion rates and produced but not yet delivered ounces;

•                  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;

•                  confidence in the Company’s business structure;

•                  the Company’s position relating to any dispute with the Canada Revenue Agency (the “CRA”) and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•                  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•                  risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•                  fluctuations in the price of commodities;

•                  risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•                  absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•                  differences in the interpretation or application of tax laws and regulations or accounting policies and rules;

•                  Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•                  any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•                  the Company’s business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;

•                  any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;

•                  any requirement to pay reassessed tax and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

•                  the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;

•                  interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;

•                  litigation risk associated with a challenge to the Company’s tax filings;

•                  credit and liquidity risks;

•                  indebtedness and guarantees risks;

•                  mine operator concentration risks;

•                  hedging risk;

•                  competition in the mining industry;

•                  risks related to Wheaton’s acquisition strategy;

•                  risks related to the market price of the common shares of Wheaton;

•                  equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;

•                  risks related to interest rates;

•                  risks related to the declaration, timing and payment of dividends;

•                  the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•                  litigation risk associated with outstanding legal matters;

•                  risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•                  risks relating to unknown defects and impairments;

•                  risks relating to security over underlying assets;

•                  risks related to ensuring the security and safety of information systems, including cyber security risks;

•                  risks related to the adequacy of internal control over financial reporting;

•                  risks related to governmental regulations;

•                  risks related to international operations of Wheaton and the Mining Operations;

•                  risks relating to exploration, development and operations at the Mining Operations;

•                  risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•                  risks related to environmental regulations and climate change;

•                  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•                  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•                  lack of suitable infrastructure and employees to support the Mining Operations;

•                  uncertainty in the accuracy of mineral reserve and mineral resource estimates;

•                  inability to replace and expand mineral reserves;

•                  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

•                  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•                  fluctuations in the commodity prices other than silver or gold;

•                  the ability of Wheaton and the Mining Operations to obtain adequate financing;

•                  the ability of the Mining Operations to complete permitting, construction, development and expansion;

•                  challenges related to global financial conditions;

•                  risks relating to future sales or the issuance of equity securities; and

•                  other risks disclosed under the heading “Risk Factors” in the Company’s annual information form.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•                  that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

•                  that there will be no material adverse change in the market price of commodities;

•                  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•                  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•                  that Wheaton will be able to source and obtain accretive precious metal stream interests;

•                  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;

•                  that Wheaton will be successful in challenging any reassessment by the CRA;

•                  that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•                  that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;

•                  that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•                  that Wheaton will not change its business as a result of any CRA reassessment;

•                  that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

•                  expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

•                  that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•                  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

•                  such other assumptions and factors as set out in the Company’s annual information form.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures.

i.                  Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Years Ended December 31
(in thousands, except for per share amounts)	2017	2016
Net earnings	$57,703	$195,137
Add back (deduct):
Impairment loss	228,680	71,000
Gain on fair value adjustment of Kutcho Convertible Note receivable	(215)	—
Loss on fair value adjustment of share purchase warrants held	6	—
Fees for contract amendments and reconciliations	(9,424)	—

Adjusted net earnings	$276,750	$266,137

Divided by:
Basic weighted average number of shares outstanding	441,961	430,461
Diluted weighted average number of shares outstanding	442,442	430,845

Equals:
Adjusted earnings per share - basic	$0.63	$0.62
Adjusted earnings per share - diluted	$0.63	$0.62

This non-IFRS measure does not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s Management Discussion and Analysis for the year ended December 31, 2017 available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.